18



06015868

82- SUBMISSIONS FACING SHEET



Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Antofagasta PLC

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 10 2006
THOMSON FINANCIAL

FILE NO. 82- 04987 FISCAL YEAR 12-31-04

*Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 8/8/06

ANTOFAGASTA 2004

Au

Ag

Mo

Directors and Advisors

Honorary President

A A Luksic *(from 5.11.2004)*

Directors

J-P Luksic	*Chairman (from 5.11.2004)*
A A Luksic	*Chairman (until 5.11.2004)*
P J Adeane	*Managing Director (Non-Executive from 31.3.2005)*
C H Bailey	*Non-Executive*
G S Menendez	*Non-Executive*
R F Jara	*Non-Executive*
D E Yarur	*Non-Executive (appointed 31.3.2004)*
G A Luksic	*Non-Executive (appointed 6.4.2005)*
J W Ambrus	*Non-Executive (appointed 3.5.2005)*
J G Claro	*Non-Executive (appointed 3.5.2005)*

Company Secretary

Petershill Secretaries Ltd
Plumtree Court, London EC4A 4HT

Auditors

Deloitte & Touche LLP

Solicitors

Clifford Chance LLP

Financial Advisors

HSBC Investment Bank
N M Rothschild & Sons

Stockbrokers

Merrill Lynch International
Cazenove & Co. Ltd

Banker

The Royal Bank of Scotland plc

Registrars and Transfer Office

Computershare Investor Services plc
PO Box 82, The Pavilions,
Bridgwater Road, Bristol BS99 7NH

Registered Office

5 Princes Gate, Knightsbridge,
London SW7 1QJ, United Kingdom
Tel: +44 (0) 207 808 0988
Fax: +44 (0) 207 808 0986

Santiago Office

Antofagasta Minerals S.A.
Ahumada 11 - 6th Floor,
Santiago, Chile
Tel: +562 (02) 377 5000
Fax: +562 (02) 377 5345

Registered Number

1627889

Website

www.antofagasta.co.uk

Highlights of 2004

- Profit before tax up 226% to US$1,162.7 million
- Total dividend (including special) up 126% to 79 cents per ordinary share
- Copper production up 5.6% to 498,400 tonnes
- Group average cash costs* down 33% to 24.3 cents per lb due to strong molybdenum credits
- LME copper price up 61% to 130 cents per lb
- Molybdenum price up 206% to US$16.20 per lb
- Record rail volumes of 4.5 million tons
- Positive first year for Aguas de Antofagasta
- Environmental approval for Mauro dam
- Borrowings refinanced at Los Pelambres and El Tesoro

* Cash costs are a measure of the cost of operational production expressed in terms of cents per pound of payable copper produced. Cash costs include by-product credits and tolling charges for concentrates at Los Pelambres and exclude depreciation, financial income and expenses, exchange gains and losses and corporation tax for all three mining operations.

Highlights of 2004

	US Dollars		Sterling[1]	
	2004	2003	**2004**	2003
	US$m	US$m	**£m**	£m
Turnover	**1,908.7**	978.0	**1,034.1**	599.2
EBITDA[2]	**1,328.8**	524.3	**719.9**	321.2
Profit before tax	**1,162.7**	357.2	**630.0**	218.9
Profit after tax and minorities	**558.3**	180.7	**302.5**	110.7
Net assets	**1,911.6**	1,249.0	**992.7**	704.6
Earnings per share	**283.1¢**	91.5¢	**153.4p**	56.1p
Dividend per ordinary share[3] *(excluding demerger dividend 2003)*				
- ordinary	**39.0¢**	35.0¢	**20.78p**	19.74p
- special	**40.0¢**	-	**20.85p**	-

[1] The sterling numbers are for illustrative purposes only. For 2004, an average rate of £1 = US$1.8457 (2003 - US$1.6321) has been used for the profit and loss account and a year-end rate of £1 = US$1.9257 (2003 - US$1.7727) has been used for the balance sheet.

[2] Earnings Before Interest, Tax, Depreciation and Amortisation (defined in Note 2(c) to the Financial Statements on page 80). EBITDA is reconciled to operating profit in the Financial Review on page 25.

[3] Dividends may be paid in either US dollars or sterling. For 2004, a conversion rate of £1 = US$1.8151 was used for the interim dividend of 15 cents and a conversion rate of £1 = US$1.9183 will be used for the final dividend (including the special dividend) of 64 cents, giving a total sterling dividend of 41.6269 pence per share. Sterling dividend amounts in the table above have been rounded for presentation purposes.

Selected Financial and Operating Data for the Period 2000 to 2004



351.1
445.0
460.7
471.8
498.4
2000 2001 2002 2003 2004

Group copper production – '000 tonnes



665.1
654.8
758.1
978.0
1,908.7
2000 2001 2002 2003 2004

Turnover – US$m



354.9
283.1
349.7
524.3
1,328.8
2000 2001 2002 2003 2004

EBITDA – US$m



223.3
113.5
176.8
357.2
1,162.7
2000 2001 2002 2003 2004

Profit before tax – US$m[1]



70.0
31.4
49.0
91.5
283.1
2000 2001 2002 2003 2004

Earnings per share – US¢[1]



37.4
32.0
28.0
35.0
79.0
2000 2001 2002 2003 2004

Dividend per share – US¢[2,3]



82.3
71.6
70.7
80.7
130.0
2000 2001 2002 2003 2004

LME copper price – US¢ per pound



39.2
38.8
38.9
36.4
24.3
2000 2001 2002 2003 2004

Group cash costs – US¢ per pound[4]

[1] Includes exceptional items which are separately identified in the Five Year Summary on page 108.

[2] The darker colour denotes the special dividends of 18 cents in 2000, 10 cents in 2001 and 40 cents in 2004. Excluding the special dividends, the ordinary dividend per share was 19.4 cents for 2000, 22 cents for 2001 and 39 cents in 2004.

[3] The 2003 dividend per share excludes the dividend in specie of shares ('the demerger dividend'). Ordinary shareholders in Antofagasta plc received one share in Andsberg Limited for each share held in Antofagasta on 1 October 2003. The Andsberg shares carried a redemption value until 30 October 2003 of US$1.11 per share. Andsberg's principal asset was the Group's 33.6% investment in Quiñenco S.A.

[4] Cash costs are an industry measure of the cost of production and are further explained in the footnote on page 3.



Andrónico Luksic

HONORARY PRESIDENT OF ANTOFAGASTA PLC

Elected 5 November 2004

Overview

Dear Shareholder

I am pleased to present my first Review as Chairman, following the retirement of my father, Andrónico Luksic, on 5 November 2004 after twenty five years with the Company. I believe you will join me in acknowledging his enormous contribution over the years. The growth of the Company owes much to his vision and inspiration which saw Antofagasta transformed, from a railway company in northern Chile to one of the world's leading copper producers and now a constituent of the FTSE 100 index with a market capitalisation in excess of £2 billion.

It was recently decided to further strengthen the Antofagasta Board and three new members have been appointed. We are confident that Guillermo Luksic, Juan Claro and Jozsef Ambrus will each add to the overall depth and experience of the Board and we welcome them as new colleagues.

As already announced, Marcelo Awad has been appointed as Chief Executive Officer of Antofagasta Minerals – the Group's mining division based in Santiago. Miguel Sepúlveda will continue as Chief Executive Officer of the transportation division and Marco Kutulas has been appointed as Chief Executive Officer of the water division, both based in Antofagasta.



J-P Luksic, Chairman

Group Performance

Group profit before tax increased by 226 per cent to US$1,162.7 million compared to US$357.2 million in 2003 due to exceptionally strong copper and molybdenum prices during 2004. Earnings per share were 283.1 cents compared to 91.5 cents in 2003. The LME copper price averaged 130.0 cents per pound in 2004 compared to 80.7 cents in 2003 and molybdenum, an important by-product, averaged US$16.20 per pound compared to US$5.30 in 2003. Total Group copper production increased by 5.6 per cent to 498,400 tonnes while cash costs were 33 per cent lower at 24.3 cents per pound as a result of increased by-product contributions. Group results were also supported by improved profits from the transportation and water divisions.

Mining

Los Pelambres produced 350,600 tonnes of payable copper compared to 326,700 tonnes in 2003 but production of molybdenum dropped from 8,700 tonnes in 2003 to 7,900 tonnes due to lower molybdenum ore grades and recoveries. However, due to higher molybdenum prices, cash costs after by-product credits fell to 7.9 cents per pound from 29.3 cents in 2003. Operating profits at Los Pelambres more than tripled to US$964.8 million compared with US$313.3 million in 2003. El Tesoro increased its cathode production by 5.8 per cent to 97,800 tonnes and increased its operating profit to US$152.0 million compared to US$58.5 million in

2003, despite lower ore grades, higher costs of sulphuric acid and fuel and a much higher waste to ore ratio. In December 2004, both Los Pelambres and El Tesoro took advantage of market conditions and refinanced their project loans with new unsecured loans.

Michilla's operating profit reached US$27.0 million in 2004 compared with a loss of US$3.6 million in 2003 notwithstanding lower grades, higher sulphuric acid and fuel costs and a stronger peso. Cathode production was 50,000 tonnes compared to 52,700 tonnes in 2003 but is expected to recover in 2005 after improvements at the mine.

Transportation

The railway networks in Chile and Bolivia carried a record 4.5 million tons and their turnover rose to US$85.7 million. Tonnage levels should be maintained in 2005 but are expected to increase considerably from 2007 onwards as new mining projects start production.

Water

Aguas de Antofagasta had a successful first year in 2004. After an immediate review of its operations, it implemented a programme to reduce water losses, cut costs and improve services to its domestic customers. The results have been favourable and the focus on costs and efficiency will continue to be a key element of its future business. Volumes should grow in the coming years in parallel with the development and expansion of mining activity in the region.

Economic Background

The Chilean economy enjoyed a considerably stronger year in 2004 with GDP expanding 6.1 per cent. Buoyed by both high copper prices and strong growth in the volumes of other exports, Chile's trade surplus rose to US$9.0 billion, against US$3.5 billion in 2003, resulting in a current account surplus of US$1.4 billion. Consumption continued at the same rate of increase as the previous year while investment began to grow strongly in the second half of 2004 as business confidence consolidated its recovery. Sustained discipline in government spending allowed consumer price inflation and short-term interest rates to stay low – at 2.4 per cent and 2.25 per cent respectively. The cyclical recovery in revenues also helped the government to record a fiscal surplus in excess of 1 per cent of GDP. 2005 is expected to show further strong growth in investment despite high energy prices and the sporadic interruption of gas supplies from Argentina. A decline in unemployment, which remains stubbornly high at almost 9 per cent of the labour force, may help consumption strengthen in advance of the presidential elections scheduled for December 2005.

Overview

Copper Comment

The recovery in copper prices, which began in late 2002, accelerated in October 2003 when serious production problems occurred at the Grasberg mine in Indonesia. In 2004, copper prices rose from US$1.06 per pound at the beginning of the year to US$1.49 per pound on 31 December – then the highest level for 16 years – averaging US$1.30 for the year. This performance reflected steadily declining warehouse stock levels throughout 2004 due to production setbacks at several mines at the beginning of the year. It also reflected the strong growth in world demand, particularly from China, reinforced by the weak dollar.

During 2004, global refined stocks of copper fell steadily from 808,000 tonnes to 124,000 tonnes, resulting in nearly depleted stock levels. The copper price switched from a contango to a wide backwardation which brought with it high volatility, but still did not attract additional copper deliveries to the various metal exchange warehouses worldwide.

The copper concentrate market followed a markedly different path in 2004, as the decline in production left smelters with excess capacity and pushed Treatment and Refining Charges (TC/RCs) to historically low levels close to zero during the first quarter.

This situation reversed during the year as high prices brought on mine restarts and the ensuing plentiful supply of concentrates eased the tight situation at the smelters. By the end of 2004, TC/RCs rose to the highs seen in previous copper price cycles and were more than double the level negotiated for long-term contracts by the producers and smelters at the end of 2003.

The rate of growth in demand for copper may decrease in 2005 as China's need for concentrates and metals eases and global economic activity slows. A market perception of a surplus developing would have a negative effect on prices, but the current low level of refined copper stocks, the anticipated seasonal peak in consumption in the second quarter and long-term economic growth rates all indicate that copper prices will remain firm in the absence of new production in the near term.

Molybdenum Comment

Molybdenum is widely used to increase the hardness and corrosion resistance of stainless steel and metal alloys and as a catalyst in fuel production. Prices increased from US$7 per pound at the beginning of 2004 to record levels in December of over US$32 per pound and averaged US$16.20

for the year. This sustained spike in the price was caused by a sharp increase in demand, which was not matched by supply growth, and by an apparent bottleneck at the roasters. Prices are expected to correct downwards as primary molybdenum mines, which are price-sensitive, increase or resume production to take advantage of the improved market for this product.

Despite these factors, the overall long-term outlook for molybdenum has improved and demand will remain robust as low stock levels and existing processing and quality constraints in the industry persist. Prices should stabilise eventually at much higher levels than the US$3 to US$4 range considered the historical norm for molybdenum in the past.



12.1
12.6
13.2
13.5
14.4
15.2
14.7
15.1
15.6
17.0
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004

World copper consumption (millions of tonnes)
The darker colour denotes China's share.



133.2
104.1
103.3
75.0
71.3
82.3
71.6
70.7
80.7
130.0
149.6
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

LME cash price copper (cents per pound)
The blue column represents the first four months of 2005 only.

Source – Bloomsbury Minerals Economics.

Mining

Antofagasta Minerals S.A. (AMSA)

AMSA's role as the corporate centre for the Group's mining division has been expanded to provide support to the transportation and water divisions. Its remit also now extends to corporate finance matters, new business development and strategic planning so as to achieve the Group's short, medium and long-term objectives. AMSA also identifies and develops growth opportunities and assists Group companies at both operational and financial levels.

An important part of AMSA's role is to provide the Group's three divisions – mining, water and transportation – with legal and financial services as well as manage the marketing, sales and any related hedging of the Group's concentrates, cathodes and by-products.

Minera Los Pelambres (60 per cent)

Production of payable copper increased by 7.3 per cent to 350,600 tonnes, due mainly to improvements in the grinding circuit.

Average ore grades were lower at 0.88 per cent compared to 0.91 per cent in 2003 and copper recoveries were also marginally lower. Molybdenum sales were US$331.1 million compared to US$97.1 million in 2003 – demonstrating the value of molybdenum which is present throughout the orebody and extracted with the copper.

Cash costs averaged 7.9 cents per pound compared to 29.3 cents per pound as a result of increased copper production and exceptionally strong molybdenum prices. By-product credits reduced cash costs at Los Pelambres by an amount equivalent to 45.8 cents per pound compared to 16.3 cents in 2003.

Although molybdenum prices are expected to ease in 2005 as primary molybdenum mines increase or resume production to take advantage of recent price levels, it is considered unlikely that prices will fall to previous low levels while the strong worldwide demand for stainless steel continues. Operating profit reached US$964.8 million compared to US$313.3 million in 2003 and EBITDA was US$1,048.1 million compared to US$402.9 million in 2003.

Project borrowings were reduced from US$595 million in December 2003 to US$460 million at the end of the year, including a loan pre-payment of US$50 million. In December, Los Pelambres refinanced its entire project debt converting it into an unsecured corporate loan. At the same time the spread over LIBOR was reduced from 96 bps to 24 bps and all guarantees and pledges to the creditor banks were released.

Following approval of the Environmental Impact Assessment (EIA) in March 2004, preliminary work has begun on the construction of the Mauro tailings dam. Financed from company resources, Mauro will be completed by the end of 2007 at an estimated cost of US$457 million. Together with the existing Quillayes dam it will provide sufficient storage capacity to meet all future production from the 2.0 billion tonnes of mineable reserves at Los Pelambres over its currently projected 47 year mine life.

The EIA enabled Los Pelambres to consider various alternative increases in capacity at the concentrator up to the maximum level permitted of 175,000 tpd. Los Pelambres is now evaluating the advantages of intermediate expansions from the current 125,000 tpd level up to circa 140,000 tpd level and a decision is expected in the second half of this year.

Los Pelambres places great importance on a wide range of environmental issues which affect the interests of the communities living in the vicinity of its mining operations, and is particularly concerned about the protection of local flora and fauna and the quality of air and water. As in the past, Los Pelambres will continue to ensure that its new installations and future construction programme meet or exceed the highest environmental standards in the industry. Los Pelambres has consistently maintained excellent relations with its workforce since operations began in 2000 and as a result was able to conclude new long-term agreements with its Mine and Plant Unions. For Los Pelambres, the health and safety of its employees has been and will continue to be of paramount importance and this has been reflected in the low incidence of accidents during the year.

The company was recently awarded the 'Premio Nacional a la Calidad' which was presented on 21 March 2005 by Sr. Ricardo Lagos, the President of Chile. Los Pelambres is greatly honoured by this award which is given for the company's qualities of leadership, management, social responsibility and customer approval.

Minera El Tesoro (61 per cent)

El Tesoro is located 200 kilometres north-east of Antofagasta with total reserves of 155.1 million tonnes with 0.76 per cent copper and a projected 15 year life.

The mine, which produces copper cathodes using a standard heap-leach SX-EW process, increased its production of Grade A cathodes in 2004 by 5.8 per cent to 97,800 tonnes compared to 92,400 tonnes in 2003. This followed the increase in crushing capacity from 9.0 million tonnes to 9.7 million tonnes after improvements to the crushing circuit. El Tesoro also improved its dry tailings impoundment, waste disposal system and the stability and capacity of its spent-ore dump.

Mining

The higher throughput however only partially compensated for lower grades, much higher costs of sulphuric acid, fuel and lubricants, and a 65 per cent increase in material moved at the mine. These factors combined to raise average cash costs to 52.4 cents per pound from 42.4 cents per pound in 2003.

El Tesoro's financial situation has been transformed by the high copper prices over the last 15 months. EBITDA in 2004 was US$180.2 million compared to US$78.8 million in 2003. In December, El Tesoro took the opportunity to refinance its total project debt, when it repaid US$50.2 million to settle its Subordinated Debt, and made a voluntary pre-payment of US$24.1 million on its Senior Debt, thereby reducing it to US$100.0 million. At the same time El Tesoro paid its first dividend of US$50.0 million to its shareholders.

El Tesoro's application for its cathodes to be registered as Grade 1 quality and added to the official list as good delivery on COMEX was granted in January 2005. Minera El Tesoro's 'MET' brand cathodes are now registered on COMEX and obtain similar premiums to other major registered producers. In fact, premiums of up to US$140 per tonne were obtained in 2004 even prior to the COMEX registration as El Tesoro's cathodes have been LME Grade A registered since 2003.

El Tesoro's concern for the health and safety of its employees has remained a priority since its mining operations began in 2001. The current good relations and trust existing within El Tesoro are based on the company's respect for these principles. Similarly, El Tesoro's 'good neighbour' policy has created a good relationship with the local community of Sierra Gorda.

Minera Michilla (74.2 per cent)

Michilla produced 50,000 tonnes of Grade A cathodes compared with 52,700 tonnes in 2003 – a 5 per cent reduction due principally to lower ore grades and a change in the mine plan to avoid old mine workings. Exceptional copper prices in 2004 boosted total revenues by nearly 50 per cent to US$142.9 million and Michilla, which remains cash positive and with very low debt of US$2.1 million, made a cash distribution to its shareholders of US$15 million. Michilla obtained good copper recoveries of 75.4 per cent from treating 5.9 million tonnes of ore grading 1.11 per cent. However, the lower grades at the Lince pit, the higher peso/dollar exchange rate and the increase in the price of sulphuric acid from US$38 to US$50 per tonne had a negative effect and cash costs rose sharply from 69.8 cents per pound to 85.6 cents per pound.

On a positive note, the 'Cuprochlor' process, which has been developed and patented at the mine, has proved successful for leaching sulphide ores, which now comprise 20 per cent of the total ore treated, with recoveries of 80 per cent.

Michilla's mine plan has now been extended to 2011 with future production estimated at approximately 50,000 tonnes of cathodes annually. Lower ore grades, high acid costs and high waste to ore stripping ratios will continue to affect its operations, but Michilla has taken steps to counter and reverse this situation. First, a larger exploration programme costing US$10 million has been approved for 2005. This has, as its prime objective, the discovery and development of an ore body similar to the existing Estefania underground mine which currently produces the lowest cost ore at Michilla. Secondly, two new washing stages will be installed at the Solvent-Extraction plant so as to maintain copper recoveries at high levels and ensure the Grade A quality of cathodes produced using 'Cuprochlor' technology.

The steps taken to improve recoveries are expected to bring better results at Michilla in 2005.

Esperanza Copper Project

Work on the pre-feasibility study for Esperanza, which has good potential for development as an open pit mine, will be completed by the end of 2006. The cost of bringing the project to the pre-feasibility stage will be US$15.3 million including the construction of a 2.25 kilometre exploration decline. An additional 40,000 metres of in-fill drilling will be required to establish proven and probable reserves and to explore the continuity of the high grade porphyry deposit at depth. Pilot plant test work on bulk samples will form part of the study.

Esperanza, which is located adjacent to El Tesoro, has current drill-inferred resources of 440 million tonnes of sulphide ore with 0.63 per cent copper and 0.26 g/t gold at a cut-off grade of 0.3 per cent copper. It is also estimated to have 72 million tonnes of oxide ore with an average of 0.42 per cent copper at a cut-offgrade of 0.3 per cent.

Following approval of the project, Esperanza would be developed as a 50,000 tpd mine producing 120,000 tonnes of copper in concentrates and 170,000 ounces of gold for the first five years of its 20 year mine life.

Selected Data for Mining Operations for the Period 2000 to 2004

Minera Los Pelambres (60 per cent)



93.1
104.7
110.5
113.3
125.9
2000 2001 2002 2003 2004
Plant throughput – '000 tonnes per day
0.98
1.05
0.91
0.91
0.88
2000 2001 2002 2003 2004
Copper grade – per cent
298.9
361.5
324.6
326.7
350.6
2000 2001 2002 2003 2004
Production of payable copper – '000 tonnes
35.6
35.3
34.9
29.3
7.9
2000 2001 2002 2003 2004
Cash costs – cents per pound

Minera El Tesoro (61 per cent)



Nil
17.7
20.5
22.1
25.4
2000 2001 2002 2003 2004
Plant throughput – '000 tonnes per day
Nil
1.44
1.50
1.46
1.35
2000 2001 2002 2003 2004
Copper grade – per cent
Nil
34.0
84.3
92.4
97.8
2000 2001 2002 2003 2004
Cathode production – '000 tonnes
Nil
39.6
40.8
42.4
52.4
2000 2001 2002 2003 2004
Cash costs – cents per pound

Minera Michilla (74.2 per cent)



11.8
12.2
13.4
15.6
16.1
2000 2001 2002 2003 2004
Plant throughput – '000 tonnes per day
1.67
1.49
1.39
1.25
1.11
2000 2001 2002 2003 2004
Copper grade – per cent
51.1
49.6
51.8
52.7
50.0
2000 2001 2002 2003 2004
Cathode production – '000 tonnes
59.8
64.5
61.4
69.8
85.6
2000 2001 2002 2003 2004
Cash costs – cents per pound

Exploration

Chile

The focus of the Group's 2004 exploration programme was the El Abra district. Definition drilling at the Conchi project confirmed the previously estimated resource of 326 million tonnes of sulphide ore with 0.72 per cent copper at a cut-off grade of 0.5 per cent, and a successful drilling programme at the Brujulinas prospect defined a new oxide resource.

Exploration also included infill drilling at Polo Sur, located 30 km south of El Tesoro, follow-up drill testing of targets in the Copiapó region and a generic programme aimed at identifying potential porphyry copper-gold and iron oxide-copper-gold targets in northern Chile.

A programme of reverse circulation and diamond drilling totalling 57,000 metres was centred on Conchi and Brujulinas (30,600 metres), Polo Sur (14,200 metres) and 12,200 metres on other targets in the area. AMSA's licence holdings were increased by approximately 20,000 hectares and a generic programme identified new target areas which will be drill tested during 2005.

Peru – Anaconda Perú

Joint Venture with CVRD (50 per cent)

The 2004 exploration programme was duly completed but without immediate success. Drilling will continue in 2005 at Antilla, which is the best prospect encountered to date. Antilla is a leachable copper orebody, and drilling has indicated resources which could be mined with a very low stripping ratio.

Transportation

Railway Operations - Chile

Antofagasta Railway Company plc - FCAB (100 per cent)

Rail tonnages increased to 4.0 million tons - an all time record - continuing a decade of steady growth based on the remarkable expansion in heap-leach SX-EW mining in the Antofagasta region.

FCAB's principal business continues to be the transportation of copper cathodes down from the mines for export, and sulphuric acid up to the mines from the terminals at Mejillones and from the copper smelters in the area.

In 2004, cathode shipments increased by 7.8 per cent to 1.9 million tonnes and overtook sulphuric acid as the largest tonnage product. Tonnage related to mining now constitutes over 90 per cent of total tonnage. Similar tonnages are expected for 2005. Additional freight in 2006 would come from:

- BHP Billiton's Spence Project which is located 190 kilometres from Antofagasta where annual production of 200,000 tonnes of cathodes is planned, requiring approximately 250,000 tonnes of sulphuric acid per year.

- BHP Billiton/Rio Tinto's Escondida Mine which is located 212 kilometres from Antofagasta where Escondida plans to treat low grade sulphide ore to produce 90,000 tonnes of cathodes requiring approximately 350,000 tonnes of sulphuric acid annually; and

- Apex Silver Mines' San Cristóbal Project which is located in south west Bolivia. The San Cristóbal mine plans to produce 550,000 tonnes of lead, zinc and silver concentrates for export through the port of Mejillones. The project is advancing and a transportation contract has recently been signed for a period of 17 years.

Track and Rail up-grade this year will be concentrated on selected branch and spur lines over which traffic has increased while normal maintenance will be carried out on the mainline.

Additional locomotive power for the expected build-up in future tonnages will include General Motors G.R.22 and G.R.12 locomotives (1,400 HP) and more powerful G.R.22 units (2,000 HP) which will be added to the fleet over the next two years.

Railway Operations – Bolivia

Andino Network (50 per cent)

The Andino railway increased its tonnage by 5.4 per cent to 492,000 tons despite political problems continuing in Bolivia during the year.

Following approval of the Apex Silver Mines project, the Andino expects to begin shipping approximately 550,000 tonnes of concentrates annually from the San Cristóbal mine near Uyuni to the port of Mejillones, by the end of 2007.

Road Transport – Chile

Train Ltda (100 per cent)

Train expanded its road transport activities again and increased freight carried by 20 per cent to 1.4 million tons, including substantial volumes of cement for Codelco's large scale housing project at Nueva Calama which will provide accommodation for the families of miners transferred from Chuquicamata. Train also delivered 17 per cent more sulphuric acid from transfer terminals operated by FCAB to several mines in the region, including Falconbridge's Lomas Bayas and Antofagasta's El Tesoro.

Port Operations – Chile

Antofagasta Terminal Internacional S.A. (30 per cent)

In December 2004 FCAB announced its acquisition of a 30 per cent stake in Antofagasta Terminal Internacional S.A. (ATI) for US$2.9 million. Cia. Sud Americana de Vapores S.A. (CSAV) and Cia. Chilena de Navegación Interoceánica S.A. hold the balance of 70 per cent. ATI has the sole concession to manage and improve installations in the port of Antofagasta and to provide services to shipping agents, shippers and forwarders. ATI will improve FCAB's capacity to offer a wider range of services to its customers in northern Chile.

FCAB and Andino Rail Networks

KEY

- 80-90 POUND RAIL
- 65-75 POUND RAIL
- 50-60 POUND RAIL
- PROJECTED RAIL SPUR
- OTHER RAILWAYS
- GROUP MINES
- OTHER MINES
- PLANTS
- CITIES / TOWNS


0
100
200
Kilometers
0
100
200
Miles
LA PAZ
A GUAQUI
VIACHA
COCHABAMBA
PERU
BOLIVIA
ORURO
ARICA
LAGO POOPO
SUCRE
CHILE
POTOSI
RIO MULATO
IQUIQUE
SALAR DE UYUNI
UYUNI
ATOCHA
UJINA
SAN CRISTÓBAL
AMINCHA
OLLAGUE
TUPIZA
MINERA EL ABRA
VILLAZON
SAN PEDRO
LAQUIACA
CHUQUICAMATA
CALAMA
MICHILLA
SIERRA GORDA
EL TESORO
INTERACID
MANTOS BLANCOS
MEJILLONES
LOMAS BAYAS
BAQUEDANO
PRAT
ANTOFAGASTA
ZALDIVAR
INACESA
ALTO NORTE
AUGUSTA VICTORIA
ESCONDIDA
SOCOMPA
SOUTH AMERICA
N
TATAL
NORTHERN RAILWAY (FCN)

Water
and Forestry

Water

Aguas de Antofagasta S.A. (100 per cent)
In December 2003 the FCAB, through its wholly owned subsidiary Aguas de Antofagasta, acquired a 30-year concession to operate the water and distribution rights in the Antofagasta region.

Aguas de Antofagasta increased its overall water sales by 5.3 per cent to 32.6 million cubic metres in its first year of operations. Sales of water to mines and industrial users, currently only 11 per cent of turnover, are expected to increase as new mines are developed within the area of Aguas' concession.

Management concentrated on four main objectives in the first year:

- Reducing water losses, which had been running at over 25 per cent, by at least 5 per cent;
- Improving the quality of services to its 120,000 domestic customers;
- Reducing costs without affecting the quality and reliability of supply; and
- Providing additional services to mining and industrial customers.

The outlook for 2005 is favourable as two large mining projects, which are currently under construction in the region, will provide opportunities to expand its services:

- First, BHP Billiton's Spence project where a pipeline has been re-located for connection to supply in May 2005 under a 15 year contract; and
- Secondly, Noranda and Anglo American's Collahuasi mine where a pipeline and three pumping stations will be required for a possible third mine expansion. Aguas expects to begin supplying Collahuasi in 2009 under a long-term contract.

Aguas de Antofagasta will continue to seek opportunities to increase its sales while at the same time fulfilling its role of providing quality services to both domestic and industrial customers.

Forestry

Forestal S.A. (100 per cent)
The 32,000 hectare native forest properties called Releco-Puñir and Huilo Huilo are an increasingly valuable resource with long-term potential for both real estate development and recreational activities.

During 2004, Forestal made its first sales of Insigne or Monterey Pine. The sales made a useful contribution to the cost of maintaining the properties and financed improvements to the internal roads.

Forestal – a wholly owned subsidiary of FCAB – has now started an annual programme of planting a minimum of 100 hectares of Oregon Pine – a species particularly suited to the climatic conditions in Chile's Tenth Region of lakes and forests.

Outlook

The global economy has grown unusually strongly over the last two years, notably in the USA, China and other parts of south east Asia. Although leading indicators suggest that industrial output may slow in the first half as US demand fades, growth in China, where the level of activity is a key influence on copper demand, remains vigorous. In the first two months of 2005 fixed asset investment in China expanded 25 per cent year-on-year and its first quarter exports increased 35 per cent. We do expect, however, that the rate of growth in global demand for metals will ease, allowing supply and demand to return closer to balance and stocks to rise from their current very low levels, with a concurrent easing in metal prices.

The Government has recently presented a proposal to impose a new tax on mining companies in Chile. The bill which has been presented to the Chilean Congress and passed to a Senate Commission for further consideration proposes a 5 per cent tax on the operating profits of mining companies which have an operating margin of 8 per cent or greater.

Dividends

A final dividend of 24 cents (2003 – 24 cents) and a special dividend of 40 cents will be proposed at the Annual General Meeting on 14 June 2005 which, if approved, will be paid to ordinary shareholders on 15 June 2005.

An interim dividend of 15 cents was paid in October 2004. The total dividend for the year will therefore be 79 cents per ordinary share, which is covered 3.6 times.

Antofagasta's Team

I should like to express appreciation on your behalf to all the Group's executives, staff and employees for their contribution in making Antofagasta a stronger and more successful business.



J-P Luksic
Chairman
3 May 2005

Basis of Preparation

The Group's financial statements on pages 68 to 107 have been prepared in accordance with United Kingdom applicable accounting standards and the requirements of the Companies Act 1985.

The Group's accounting policies are set out in Note 1 to the financial statements. The accounting policies are consistent with those set out in the Group's statutory accounts for the year ended 31 December 2003 except for turnover which is now presented net of tolling charges for concentrate sales. The change in presentation, which is set out in Note 1(b) to the financial statements, has no effect on profit before tax or net assets in either year.

The US dollar is the reporting currency of the Group and the principal currency in which the Group operates and in which assets and liabilities are denominated.

Key Operating Statistics

Production and Sales Volumes

	Copper Production		Copper Sales	
	2004	2003	**2004**	2003
	'000 tonnes	'000 tonnes	**'000 tonnes**	'000 tonnes
Los Pelambres	**350.6**	326.7	**352.2**	332.8
El Tesoro	**97.8**	92.4	**98.3**	92.0
Michilla	**50.0**	52.7	**50.2**	52.6
Group total	**498.4**	471.8	**500.7**	477.4

Group copper production increased by 5.6% to 498,400 tonnes in 2004. This was mainly due to Los Pelambres, where the production of payable copper in concentrate increased by 23,900 tonnes. The increase resulted from higher throughput following completion of modifications to the grinding lines at the end of 2003 which compensated for slightly lower grades and recoveries. At El Tesoro, cathode production increased by 5,400 tonnes also due to higher throughput, resulting from an optimisation of the crushing circuits in the year. Production at Michilla was 2,700 tonnes lower due to a reduction in grades in the first half of the year when changes in the sequence of ore extracted were made to avoid old mine workings in the vicinity of Michilla's open pit. Further details of throughput, grade and recoveries at each mine are given in the Production, Transport and Water Statistics on page 44.

The volume of copper sold increased by 4.9% to 500,700 tonnes, reflecting the production level at each mine. Differences between production and sales volumes result from the timing of shipments and loading schedules.

Los Pelambres produces and sells both copper and molybdenum concentrates, and is credited for the gold and silver content in the copper concentrate sold. During 2004, molybdenum production was 7,900 tonnes (2003 – 8,700 tonnes). The decrease was due to lower molybdenum ore grades and lower recoveries. El Tesoro and Michilla do not have by-product credits from their copper cathode sales.

Rail tonnages transported at the transport division increased marginally from 4.4 million tons in 2003 to 4.5 million tons in 2004.

In its first full year of operations, Aguas de Antofagasta sold 32.6 million cubic metres of water, a 5.3% increase over 2003 when the water rights and facilities it now operates were controlled by ESSAN.

Realised Copper Prices and Cash Costs per Pound

	Realised copper prices per pound		Cash costs per pound	
	2004 cents	2003 cents	**2004 cents**	2003 cents
Los Pelambres	**142.2**	84.6	**7.9**	29.3
El Tesoro	**136.9**	82.5	**52.4**	42.4
Michilla	**129.2**	82.5	**85.6**	69.8
Group weighted average	**139.8**	83.9	**24.3**	36.4
LME average	**130.0**	80.7		

Realised Prices

Realised prices are determined by comparing revenues (grossed up for tolling charges for concentrates) with sales volumes for each mine in the year, and reflect the effective prices achieved by each mine.

Realised copper prices increased from 83.9 cents per pound in 2003 to 139.8 cents per pound in 2004, mainly due to higher LME copper prices, which averaged 130.0 cents per pound in 2004 compared with 80.7 cents per pound in 2003. Similarly, realised molybdenum prices at Los Pelambres in 2004 were US$20.0 per pound (2003 – US$5.5 per pound), compared with an average market price of US$16.2 per pound (2003 – US$5.3 per pound). The Chairman's Review discusses the main factors behind the improvement in copper and molybdenum prices on pages 10 and 11.

At Los Pelambres, realised copper prices and molybdenum prices exceeded market prices mainly because, in line with industry practice, concentrate sales agreements generally provide for provisional pricing at the time of shipment with final pricing based on the average market price for specified future periods. Revenues on provisionally priced shipments are adjusted monthly until final settlement. Turnover from copper sales at Los Pelambres in 2004 included positive net pricing adjustments of US$94.5 million (2003 – US$38.3 million). These include positive adjustments of US$62.5 million relating to sales open at the beginning of 2004, and a further US$32.0 million for sales both invoiced and settled in the year. Molybdenum sales at Los Pelambres in the first half of this year included similar positive net pricing adjustments of US$78.5 million (2003 – US$7.1 million). This included US$8.2 million relating to sales open at the beginning of 2004 and US$70.3 million relating to sales both invoiced and settled in the year. Los Pelambres did not hedge its production during 2004 (2003 – hedging losses of US$3.7 million).

At El Tesoro, realised copper prices of 136.9 cents (2003 – 82.5 cents) exceeded market prices principally due to premiums obtained on sales of its LME-registered grade-A cathodes. El Tesoro did not hedge its production during 2004 (2003 – hedging loss of US$3.5 million).

Realised copper prices at Michilla were 129.2 cents per pound including cathode premiums. Michilla did not benefit fully from higher copper prices as part of its first quarter production had been hedged in 2003 at a cost of US$9.3 million (2003 - hedging loss of US$3.9 million).

Cash Costs

Cash costs are a measure of the operational cost of copper production expressed in terms of cents per pound of payable copper produced. Cash costs include by-product credits and tolling charges for concentrates at Los Pelambres and exclude depreciation, financial income and expenses, exchange gains and losses and corporation tax for the Group's three mines.

Group weighted average cash costs in 2004 decreased by 33% to 24.3 cents per pound (2003 - 36.4 cents per pound), mainly due to the substantial by-product credits at Los Pelambres which offset cost increases at all three mines.

Cash costs at Los Pelambres fell to 7.9 cents per pound (2003 - 29.3 cents per pound), due to the very significant increase in molybdenum prices. Cash costs in the year excluding by-product credits were 53.7 cents per pound compared with 45.6 cents per pound in 2003. The increase was due to higher treatment and refining charges (TC/RCs), as well as the effect of lower ore grades, higher shipping costs, the effect of the stronger peso and higher maintenance costs. These factors were partly offset by the economies achieved by higher throughput levels.

Cash costs increased at both El Tesoro and Michilla compared with 2003. At El Tesoro, cash costs increased to 52.4 cents per pound (2003 - 42.4 cents per pound). At Michilla, cash costs increased to 85.6 cents per pound (2003 - 69.8 cents per pound). The cost increases at both mines were mainly due to a combination of higher waste to ore ratios, lower ore grades, higher costs of sulphuric acid and fuel and, in the case of Michilla, slightly lower production levels.

Review of Performance

Turnover, EBITDA, depreciation and amortisation, operating profit, capital expenditure and net assets are analysed on a segmental basis in Note 2 to the financial statements.

Turnover	**2004 US$m**	2003 US$m
Turnover	**1,908.7**	978.0

Group turnover increased by 95% to US$1,908.7 million in 2004. The increase was due mainly to better realised copper prices at all three mines, following the improvement of LME copper prices compared to 2003, together with higher sales volumes. The reasons for the improved prices and volumes are explained in the Key Operating Statistics above as well as in the discussion contained in the Chairman's Review on pages 8 to 16.

Overall turnover from copper sales (which are now stated net of tolling charges for concentrates) reached US$1,430.7 million, compared with US$793.8 million in 2003. By-product revenues at Los Pelambres increased to US$347.4 million (2003 – US$105.0 million) mainly as a result of higher molybdenum prices. Turnover at the transport division was also up by 13.1% to US$85.7 million (2003 – US$75.8 million), mainly due to the stronger Chilean peso and marginally higher transport volumes. Aguas de Antofagasta contributed US$44.9 million in its first full year of operations. In 2003, it contributed US$0.4 million having started operations on 29 December of that year.

In 2004, sales of copper concentrate and copper cathodes represented 75% of Group turnover and therefore revenues depend significantly on LME and realised copper prices. Based on production volumes in 2004, and without taking into account the effects of provisional pricing and hedging activity, a one cent change in the average copper price for the year would affect turnover and profit before tax by US$11.0 million and earnings per share by 2.9 cents.

By-product sales at Los Pelambres (principally molybdenum concentrate) represented 18% of Group turnover. A one dollar change in the average molybdenum price in the year would affect turnover and profit before tax by US$17.4 million, and earnings per share by 4.4 cents.

The transport division represented 5% of total turnover, and Aguas de Antofagasta represented 2%.

Metal sales (both copper and by-products) are denominated in US dollars. Transport revenues are denominated in both Chilean pesos and US dollars. Sales at Aguas de Antofagasta are denominated principally in Chilean pesos.

EBITDA and Operating Profit

	2004 US$m	2003 US$m
EBITDA	**1,328.8**	524.3
Depreciation	**(134.5)**	(136.8)
Other amounts written off fixed assets	**(19.1)**	(0.2)
Operating profit	**1,175.2**	387.3

Operating profit increased 203% to US$1,175.2 million compared with 2003.

Operating profit at the mining division increased by US$769.8 million to US$1,122.9 million (2003 – US$353.1 million), mainly due to the impact of higher copper and molybdenum prices together with higher copper sales volume, offset by higher operating costs as explained in the Key Operating Statistics above. Operating profit increased by US$651.5 million at Los Pelambres, US$93.5 million at El Tesoro and US$30.6 million at Michilla. Exploration expenditure increased by US$6.8 million to US$10.3 million in 2004 due to increased activity in Chile, including initial costs relating to pre-feasibility work at Esperanza and the exploration programme at Michilla in the second half of the year. Net corporate costs in 2004 were similar at US$10.6 million (2003 – US$11.6 million), and include a gain of US$2.1 million on the sale of the Group's 51% interest in the Magistral project in northern Peru during 2004.

Operating profits at the transport division in 2004 were US$30.6 million, a decrease of US$3.4 million compared to the previous year, which included other operating income of US$6.5 million received from a third party relating to a contract cancellation. Aguas de Antofagasta contributed US$21.7 million in 2004 compared with US$0.2 million after acquisition at the end of 2003.

EBITDA (earnings before interest, tax, and amortisation) for the year was US$1,328.8 million (2003 – US$524.3 million). This is calculated by adding back depreciation and amortisation of US$134.5 million (2003 – US$136.8 million) and other amounts written off fixed assets of US$19.1 million (2003 – US$0.2 million) to operating profit.

Net capital expenditure and financial investment amounted to U$80.1 million (2003 – US$78.2 million) and is further explained under Cash Flows on page 29.

Income from Other Fixed Asset Investments

	2004 US$m	2003 US$m
Dividend income	–	0.1
Profit on disposal of fixed asset investments	–	1.1

Income from other fixed asset investments amounted to less than US$0.1 million. During 2003, dividend income was US$0.1 million.

Following the demerger of Quiñenco in October 2003, the Group disposed of nearly all its other investments, including substantially all of its shares held in Banco de Chile S.A. This resulted in a profit of US$1.1 million. There were no comparable disposals in 2004.

Net Interest Payable

	2004 US$m	2003 US$m
Interest receivable	19.2	4.6
Interest payable	(34.0)	(32.7)
Foreign exchange	3.0	(2.1)
Release of discount relating to provisions	(0.7)	(1.1)
	(12.5)	(31.3)

The increase in interest receivable reflected the substantial increase in Group cash and term deposits during 2004, together with higher market interest rates. Group cash and deposits were US$881.4 million at the end of 2004, compared with US$195.7 million at the beginning of 2004 and US$252.4 million at the beginning of 2003. Interest income also includes US$7.5 million relating to gains under currency swaps during the year (2003 – nil).

Deposits are typically held on short-term maturities of less than three months. 93% of the year-end cash and deposit balances were denominated in US dollars with the remainder mainly held in Chilean pesos.

Interest payable remained at similar levels to 2003, as increased market rates were offset by lower debt balances following regular principal repayments at Los Pelambres and El Tesoro during the year. Interest costs at Los Pelambres were US$23.2 million compared with US$22.7 million the previous year. Interest costs at El Tesoro for 2004 were US$9.9 million compared with US$9.7 million in 2003. As explained under Financial Position on page 30, the project borrowings at both Los Pelambres and El Tesoro were refinanced at the end of 2004 and replaced by unsecured corporate loans.

In 2004, the ratio of operating profit to net interest was 94.0 times (2003 - 12.4 times) and the ratio of EBITDA to net interest and principal repayments (excluding amounts repaid on refinancing and voluntary prepayments) was 8.0 times (2003 - 3.0 times).

The Group's borrowings relate mainly to Los Pelambres and El Tesoro, which represent US$588.9 million out of total borrowings at the end of 2004 of US$598.9 million. Of total borrowings, 72% were floating rate and 28% were fixed rate after taking into account the effect of hedging instruments. Borrowings are almost entirely denominated in US dollars.

Based on total borrowings at the end of 2004, a 1% increase in interest rates would increase interest payable by US$4.3 million but increase net interest receivable (after taking into account cash and deposit balances at the end of 2004 and given that the Group was in a net cash position) by US$4.5 million. Details of the composition of borrowings, cash and deposits and interest rates are given in Notes 18 and 19 to the financial statements.

Taxation

	2004 US$m	2003 US$m
Current tax	**(183.9)**	(9.6)
Deferred tax	**(54.8)**	(54.8)
	(238.7)	(64.4)

Tax (including deferred tax) amounted to US$238.7 million (2003 - US$64.4 million), reflecting the increased profit for the year. The tax charge comprises current tax of US$183.9 million (2003 - US$9.6 million) and deferred tax of US$54.8 million (2003 - US$54.8 million). The current tax component has increased because, during this year, Los Pelambres and El Tesoro have absorbed the tax losses which derived from the start up of their operations in 1999 and 2001 respectively. Deferred tax includes provision for withholding taxes of US$36.0 million for profits earned in Chile which are expected to be remitted abroad for dividend payments, and is the principal reason the effective tax rate of 20.5% (2003 - 18.0%) exceeded the Chilean statutory tax rate of 17%.

Further details regarding the current and deferred tax charges for the year, including a reconciliation to the Chilean statutory rate of 17%, are given in Note 6 to the financial statements.

Earnings per Share

	2004 cents	2003 cents
Earnings per share	**283.1**	91.5

Earnings per share calculations are based on 197,171,339 ordinary shares being the number of shares in issue throughout both 2003 and 2004. Earnings per share increased 209% to 283.1 cents, reflecting the higher profit after tax and minority interests for the year.

Dividends

Dividends on ordinary shares for the year are as follows:

	2004 cents	2003 cents
Ordinary		
Interim	**15**	11
Final	**24**	24
	39	35
Special		
Final	**40**	-
Total	**79**	35

Dividends on ordinary shares are payable in either US dollars or sterling. Further details, including conversion rates for dividends payable in sterling, are given in the Report of the Directors on page 46 and in Note 7 to the financial statements.

The cost of ordinary dividends paid and proposed in 2004 will be US$155.8 million, compared with US$69.0 million (excluding the demerger dividend) in 2003. This represents an increase in the ordinary dividend compared with 2003 of 11.4% excluding the special dividend and 125.7% including the special dividend.

The total 2004 dividend (including the special dividend) will be covered 3.6 times compared with 2.6 times in 2003.

In 2003, a dividend in specie of shares in Andsberg Limited was also declared, which carried a redemption right of US$1.11 per share. No comparable transaction occurred in 2004.

Acquisitions

On 16 December 2004, the Group acquired a 30% interest in Antofagasta Terminal Internacional S.A. ('ATI'), which operates the sole concession to manage installations in the port of Antofagasta. The investment, acquired at a cost of US$2.9 million, has been accounted for as an interest in an associate and had no material effect on the Group's earnings or operating cash flows in the year.

On 8 October 2004, the Group acquired a 100% interest in EMISA Antofagasta S.A., an engineering company based in Antofagasta. The investment, acquired at a cost of US$0.1 million, has been consolidated and had no material effect on the Group's earnings or operating cash flows in the year.

On 29 December 2003, the Group acquired a 30 year concession to operate the water rights and facilities in the Antofagasta Region of Chile. The cost of the concession was US$193.8 million which was satisfied in cash. The cost included IVA (Chilean VAT) of 19% which is recoverable over a number of years, and of which US$5.8 million was recovered in 2004.

Cash Flows

The Group cash flow statement is presented on page 72. The key features may be summarised as follows:

	2004 US$m	2003 US$m
Net cash inflow from operating activities	1,253.5	510.2
Capital expenditure and financial investment	(80.1)	(78.2)
Acquisitions and disposals	2.8	(195.2)
Equity dividends paid	(76.5)	(58.2)
Other items	(149.2)	(121.6)
Changes in net cash/(debt) relating to cash flows	950.5	57.0
Exchange and other non-cash movements	(6.2)	(5.9)
Movement in net cash/(debt) in the year	944.3	51.1
Net debt at the beginning of the year	(661.8)	(712.9)
Net cash/(debt) at the end of the year	282.5	(661.8)

Net cash inflow from operating activities increased by 146% to US$1,253.5 million compared with US$510.2 million in 2003. This reflected the improved operating results adjusted for depreciation, other amounts written off fixed assets and normal working capital movements in debtors, creditors and stocks.

Net capital and financial investment expenditures in 2004 were US$80.1 million. Of this amount, US$47.7 million related to capital expenditure at Los Pelambres, which included initial expenditure on the Mauro dam of US$17.0 million. The Mauro dam will cost approximately US$450 million, and is expected to be completed by the end of 2007. The cost will be funded out of Group cash balances with US$163.5 million expected to be incurred during 2005. Net capital expenditure and financial investment for the Group in 2003 was US$78.2 million.

Acquisitions and disposals in 2003 related mainly to the purchase of the water concession by Aguas de Antofagasta for US$193.8 million, which included IVA (Chilean VAT) of 19% recoverable over a number of years. During 2004, the Group spent US$2.9 million to acquire its interest in ATI and US$0.1 million to acquire its interest in EMISA Antofagasta. It also recovered US$5.8 million of IVA relating to the water concession.

Equity dividends paid in the year were US$76.5 million (2003 - US$58.2 million), representing the 2003 final dividend paid in June 2004 and the 2004 interim dividend paid in October 2004. The 2004 final dividend (including the special dividend) will be paid in June 2005.

Other items principally related to dividends paid by subsidiaries to minority shareholders, tax payments and financial income and expenses. These are analysed in the review of performance above and in the notes to the cash flow statement on pages 103 to 105. The increase of US$27.6 million is due mainly to the minority share of dividends paid out by subsidiaries (which rose by US$39.1 million to US$120.8 million in 2004), mainly offset by lower net financial costs (which were US$13.0 million lower in 2004).

Foreign currency exchange differences and other non-cash movements are analysed in the reconciliation of net cash flow to movement in net debt on page 72.

Changes in the cash and debt components of net cash/(debt) during the year are analysed under Financial Position below.

Financial Position

	2004 US$m	2003 US$m
Net cash/(debt) at the end of the year		
Current asset investments (term deposits) and cash at bank	**881.4**	195.7
Long-term and short-term loans	**(598.9)**	(857.5)
Net cash/(debt)	**282.5**	(661.8)

The movement in net cash/(debt) during the year was US$944.3 million. The principal reasons for the change from a net debt position at the beginning of the year to a net cash position at the end of the year are set out above under Cash Flows.

During the year, net debt repayments amounted to US$263.3 million. This included voluntary repayments of project debt of US$50 million at Los Pelambres and US$24.1 million at El Tesoro.

In December 2004, Los Pelambres and El Tesoro both took advantage of favourable debt market conditions to refinance their project loans with unsecured corporate facilities, to benefit from lower LIBOR margins and less restrictive covenants. Los Pelambres refinanced its outstanding balance of US$460 million with a new loan which is repayable in semi-annual instalments over six years, while El Tesoro refinanced its outstanding balance of US$100 million with a new loan which is repayable in semi-annual instalments over five years.

At 31 December 2004, the Group held cash and deposits of US$881.4 million (2003 - US$195.7 million). After taking into account the minority share of non-wholly owned operations, the Group's share of the total balance was US$655.8 million (2003 - US$173.4 million). In January 2005, El Tesoro also fully repaid its finance lease of US$12.2 million relating to the previous purchase of a power line.

Total Group debt at 31 December 2004 was US$598.9 million (2003 - US$857.5 million). Of this amount, US$362.6 million (2003 - US$518.0 million) is proportionately attributable to the Group after taking the minority share of partly-owned operations into account. An analysis of debt by Group company is contained in Note 18 to the financial statements.

US$104.7 million of the total Group debt of US$598.9 million is repayable within one year. This short-term portion includes US$76.3 million under the Los Pelambres corporate loan and US$19.9 million under the El Tesoro corporate loan. As explained above in relation to net interest payable, Group cash and debt is mainly floating rate and almost entirely denominated in US dollars.

The Group was in a net cash position at the end of 2004 on both a consolidated basis and an attributable basis. At the end of 2003, the Group was in a net debt position and gearing was 53% on a consolidated basis (calculated as Group net debt to shareholders funds and minority interests) and 38% on an attributable basis (calculated as the Group's proportional share of net debt to shareholders' funds).

Balance Sheet

The Group's balance sheet is set out on page 70. Consolidated shareholders' funds increased from US$905.9 million at the beginning of the year to US$1,322.7 million, reflecting the profit attributable to shareholders and exchange movements less dividends for the year. Further details are given in Note 22 to the Financial Statements.

Minority interests increased from US$343.1 million at the beginning of the year to US$588.9 million, principally reflecting the minority's share of profit after tax less minority share of distributions from the partly owned operations.

Treasury Management and Hedging

The Group uses derivative financial instruments to reduce exposure to foreign exchange, interest rate and commodity price movements. Derivative instruments are entered into for hedging purposes only and not for trading purposes. Details of derivative instruments outstanding at 31 December 2004 are given in Note 19 to the financial statements.

Antofagasta Minerals S.A. manages commodity and treasury operations on behalf of the mining division while the FCAB (the Railway in Chile) manages treasury operations on behalf of the transport division. Policies are set by a central Risk Management Committee and reviewed by each divisional board.

Foreign Currency Exchange Differences

Exchange rates used to translate the results denominated in foreign currencies are given in Note 1(d) to the financial statements. The currency translation gain of US$14.5 million (2003 - gain of US$15.5 million) results mainly from the re-translation of peso-denominated subsidiaries at year-end rates. The Chilean peso strengthened by 6.2% from Ch$594 = US$1 at the beginning of 2004 to Ch$557 = US$1 at the end of 2004.

Going Concern

After making appropriate enquiries, the Directors consider that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future and that it is appropriate to adopt the going concern basis in preparing the financial statements. In forming this opinion, the Directors have taken into account the financial position of the Group including borrowing facilities in place, the current copper price and market expectations in the medium-term.

International Financial Reporting Standards

The European Union announced in June 2002 that listed companies in member states would be required to adopt International Financial Reporting Standards (IFRS) in place of national generally accepted accounting principles (GAAP) for accounting periods beginning on or after 1 January 2005. The adoption of IFRS will be first reflected in the Group's financial statements for the half year ending 30 June 2005 and the year ending 31 December 2005, together with restated comparatives for 2004.

The Group began preparation for the adoption of IFRS in 2004. It has analysed the differences between IFRS and UK and Chilean GAAP and has considered the effect of applying IFRS on the Group's accounting policies. It is currently in the process of quantifying the changes which result from conversion and is preparing comparative financial information for 2004 under IFRS. It is also implementing changes required to the Group's existing accounting systems and procedures.

The Group will release its 2005 half year results under IFRS in September 2005. These will include a reconciliation of the Group's previously reported UK GAAP profit and loss accounts, balance sheet and shareholders' funds to restated IFRS results, together with explanations of material policy differences and adjustments arising.

A summary of the more significant accounting policy changes which the Group anticipates will arise, based on current interpretations of the standards within each of these areas, is provided below. This assessment may be subject to revision as result of new accounting developments and also as a result of changes to provisional conclusions which have so far been adopted by the Group as its conversion project is finalised. It is not a comprehensive list of all expected changes.

Financial Instruments

IFRS generally requires derivatives to be recognised on the balance sheet at fair value. Subsequent changes in fair values are either taken to equity if the criteria for cash flow hedge accounting are met or to the income statement if hedge accounting does not apply. Previously, derivatives qualifying as hedges in accordance with UK GAAP have been held off the balance sheet and the fair value disclosed within a note to the financial statements. The Group currently does not intend to adopt hedge accounting under IFRS although this decision will be kept under review.

Commodity based (normal purchase or normal sale) contracts that meet the own use requirements of IFRS are recognised, as with UK GAAP, in earnings when they are settled by physical delivery.

Any derivatives embedded within the terms of contractual commitments that are not considered closely related to the underlying host contract will also be separately identified and fair valued (see provisional pricing below).

Provisional Pricing

Copper and molybdenum concentrate sales generally provide for provisional pricing of sales at the time of shipment with final pricing settlement based on the average LME copper price or market molybdenum price for specified future periods. The Group's accounting treatment under UK GAAP has been to value sales which remain open to final pricing at the period end in aggregate at the lower of provisional invoice prices and mark-to-market prices at the balance sheet date. Forward prices are used for copper concentrate sales, while spot prices are used for molybdenum sales due to the absence of a futures market.

Under IFRS, the Group considers that such a provisional sale contains an embedded derivative which is required to be separated from the host contract. The host contract is the sale of metals contained in the concentrate at current spot prices, less tolling charges deducted. Both gains and losses from the marking-to-market of the embedded derivative would be recognised in the profit and loss account each period. In particular, any unrecognised gain under UK GAAP at the 2004 year end would be reflected in the balance sheet at 31 December 2004 under IFRS and therefore would no longer be recognised in the 2005 accounting period.

Deferred Tax

Under IFRS, deferred tax is provided and on some balances previously excluded from provision under UK GAAP such as revaluations and fair value adjustments.

Under IFRS, full provision must be made for tax arising on unremitted earnings from subsidiaries, joint ventures and associates, except to the extent that the Group can control the timing of remittances and remittance is not probable in the foreseeable future. Under UK GAAP, the Group only provides tax on unremitted earnings to the extent that dividends have been accrued or if there is a binding agreement for the distribution of earnings at the reporting date.

Foreign Currency Translation and Exchange Differences

IFRS may require the use of a functional currency for individual operations that differs from UK GAAP. This may require certain exchange differences, currently taken through reserves, to be recorded in the profit and loss account.

Dividends Declared After Reporting Date

Under IFRS, dividends that do not represent an obligation at the reporting date are not accrued for in the balance sheet. Hence the companies proposed dividend will not be recognised into the Group accounts until the period which they are declared payable by the directors or approved by shareholders. Under UK GAAP, dividends are recognised in the period in respect of which they have been declared.

Post-retirement Benefits and Severance Indemnities

The Group does not provide defined benefit pension schemes or other post-retirement benefits and the adoption of IFRS will not affect the Group in this respect.

Provision is currently made for severance indemnities which are payable on termination of employment or on eventual closure of an operation with a finite life. The provision is based on the net present value of estimated future costs. IFRS requires this provision to be calculated using an actuarial valuation method, attributing the benefit to periods of service and based on appropriate actuarial assumptions. UK GAAP does not require such an actuarial valuation to be used in calculating the provision. Under IFRS, gains and losses will be recognised in the profit and loss account in a manner similar to the Group's approach under UK GAAP.

Introduction

As a major copper producer, provider of transport and water in Chile, the Group recognises the impact it has on social and environmental issues. It respects the environment, local communities and its workforce and understands its responsibility to these and other wider stakeholders.

The Group has three mining operations, whose products are sold internationally. The largest, Los Pelambres is located in central Chile's Fourth Region and produces copper and molybdenum concentrates for sale to smelters and roasting plants. El Tesoro and Michilla are located in the important Atacama copper district in northern Chile's Second Region and produce copper cathodes through heap-leach SX/EW operations. The transport and water distribution businesses are also located in the Second Region. The Antofagasta Railway Company (FCAB) provides rail and road transport services mainly to the mining industry and Aguas de Antofagasta supplies water for domestic consumption and industrial users including mines.

The Group's operations have differing environmental, health and safety and community issues. Each of the operations is also subject to a variety of legal and regulatory requirements. Every operation has a responsibility to conduct its affairs to the highest standards and comply fully with or exceed applicable Chilean regulations, in a manner that is innovative and sustainable. Policies to reduce gas emissions, improve water use and waste management and to limit the 'footprint' of the operations' activities on the wider community have been implemented. During 2004, the Board believes that it has demonstrated its commitment to improve performance in all these areas and expects that it will continue to do so in 2005.

Systems, Certification and Awards in 2004

Systems

To underline its commitment to achieve and sustain high standards, the Group has made important advances in its management systems and in obtaining certification for international standards. For example there is now a corporate system for incident reporting and follow up action plans in all operations, which is centrally monitored as part of the Group's on-going risk management process. This was the most important development in this area for 2004.

Certification

Progress in 2004 with regard to the adoption of international systems and subsequent certification is as follows:

- ISO 14.001 (environmental control) – under implementation by all companies, with Los Pelambres receiving certification for its port facility at Punta Chungo. In early 2005, El Tesoro also obtained certification for its operation.

- ISO 9.001 (quality control) – under implementation by all companies, with Los Pelambres receiving certification for its molybdenum plant, supply area and health contracts in 2004. El Tesoro and Michilla are seeking certification in 2006, while FCAB had already received certification prior to 2004.

- OHSAS 18.001 (safety and occupational health control) – Los Pelambres, El Tesoro and Michilla are adopting this system with a view to certification by 2006.

Awards in 2004

The Group received a number of awards either during or in respect of 2004.

As mentioned in the Chairman's Review on page 13, Los Pelambres was recently awarded the Premio Nacional a la Calidad (National Quality Award) for its performance in 2004. This award is based on a range of considerations including leadership and strategic planning, client satisfaction, commitment to workforce development, process management and environmental management. It was the only organisation in Chile to receive this prestigious honour, with no award having been made the previous year.

The FCAB also received a number of awards for risk prevention management from a number of its customers, including El Abra and Zaldivar. Its trucking subsidiary, Train Ltda received similar recognition from Lomas Bayas and El Tesoro. The FCAB also received an award for safety recognising three years without accidents.

Corporate Governance

The Group's approach to corporate governance and details of the standards it adheres to can be found on pages 51 to 60. Information is also available on the Group's website.

Environment

The Group recognises that the protection of the environment and prevention of contamination is a key aspect in the management of its operations. Each operation has implemented management systems to monitor and control the environmental impact of its activities, to achieve compliance with any commitments undertaken and to create awareness of environmental issues by its workforce and neighbouring communities. The Group seeks to ensure that each operation has the resources necessary to ensure all legal requirements are met and that management systems are continually improved.

Los Pelambres is the operation with the greatest environmental impact, given its size and location. Each of its operational units has either received certification for ISO 14.001 or is at the implementation stage. For example, in 2004 the port operation at Punta Chungo, through its Port Management Unit completed implementation of an environmental management programme which is now certified under ISO 14.001. Los Pelambres is seeking certification for its other divisional operations. In 2005, Los Pelambres intends to establish a solid waste management system and a geographical information system (GIS) for monitoring environmental variables.

Use of Resources

Efficient use of natural resources tends to keep costs down and encourage good environmental performance leading to good business practice and good relations with the local communities. This is particularly true when a resource such as water is in demand and scarce. Each operation has taken this into account in a manner suited to its location and circumstances. Among the mining operations, consumption of fresh water per tonne of copper produced was amongst the lowest in the Chilean mining industry.

- Michilla has a system whereby it pumps seawater up to its mine site, where it is treated in a desalination plant and used in the SX/EW cathode production process. Waste water is cleaned and used to irrigate vegetation within the site.

- El Tesoro is too far distant from the Pacific Ocean to be able to use a similar process but during 2004, the operation reduced its water consumption from 0.35 litres per tonne to 0.33 litres per tonne a saving of 5.6 per cent. Its production process now pumps water at 100 litres per second, a rate which is easily within the available capacity from local wells of 209 litres per second.

- At Los Pelambres the new tailings dam currently under construction will re-circulate water located more than 60 kilometres from the plant in a manner similar to the existing dam, with the aim of minimising the consumption of fresh water from the basin of the Choapa River. Water is shared with local farmers and is used for irrigation.

- Aguas de Antofagasta, which has begun to operate water rights and distribution and treatment facilities in Chile's Second Region, has implemented programmes in 2004 to reduce water losses, reduce costs and improve the quality of service to domestic customers.

Site Rehabilitation and the Protection of Biodiversity

The Group manages and limits the environmental impact of land usage through the principle of rehabilitation. Damage to native flora is mitigated through reforestation using the same native species in other areas where the flora in question is scarce. The Group has pledged to protect the biodiversity of more than 6,000 hectares of land over all its operations.

This is particularly important at Los Pelambres where its activities have an impact on unique *bofedals* – these are small shrubs only found in Chile. The company has voluntarily undertaken to replant these shrubs in nearby areas using techniques which have been employed by communities from the north of the country for centuries. Los Pelambres has also pledged to replant the land affected by its tailings dams with native flora. This includes a commitment to reforest more than 450 hectares with native trees. Los Pelambres will also regenerate the basin of the tailing dams with other species more likely to grow in this type of habitat. Experiments are being carried out using seeds from the original species currently growing in the basin of the El Chinche dam. The El Chinche tailings dam was part of a former underground mine at Los Pelambres.

The wetland area adjacent to the Punta Chungo port has been declared by Los Pelambres as a *RAMSAR* site due to its richness in biodiversity. As part of the Environmental Impact Assessment (EIA) approved by the regional authority in 2004, Los Pelambres will maintain as a natural reserve an area which covers approximately 100 hectares containing examples of the Chilean Palm (*jubea chilensis*), a species in danger of extinction.

Waste and Air Emissions

Waste is a natural consequence of different processes at each of the three mining operations. Each operation has systems in place to manage and monitor waste dump areas, tailings dams and leach-residue piles. These are also monitored by independent third parties and the relevant public authorities.

Air emissions at the mining operations are also monitored to minimise impact on employees and contractors and to reduce environmental impact, using standards set by local regulators. Air quality is measured at each operation and, in the case of Los Pelambres, in the nearest towns. One of the monitoring stations is at Chillepín, a town 10 kilometres from the concentrator plant. The results from testing air emissions are made public and reported to local authorities and the local community.

Health and Safety

Health and safety considerations are always at the forefront of Group operations, with risk management systems in place at each operation. The Group's mining operations have achieved amongst the highest safety levels in the Chilean industry. The mining operations have developed safety programmes which have been reviewed and approved by the Regional Agency for Mining Safety, a public body which establishes the minimum standards for the mining industry. As explained in the summary of certifications above, Group operations have also adopted or are in the process of adopting at least one of a number of international management systems.

At each operation, a safety manager is responsible for overseeing risk management systems which are designed to cover employees, contractors and sub-contractors. Typically, contractors and sub-contractors are required to follow specified health and safety standards under the terms of their contract, which can be terminated in the event of non-compliance. Training and regular review of procedures with supervisors and managers also forms an important element of health and safety management, and health and safety matters are considered monthly at the divisional board meeting of each operation. Health and safety issues are also monitored across the Group through its risk management procedures, with the corporate risk team reporting directly to the Chairman of the Group and the Board of Directors.

Regrettably the Group suffered six fatalities during the course of operations during the year of which three related to employees and three to sub-contractors. Of the employee fatalities, two were employees of Train Ltda., the road division of the FCAB, as a result of a road traffic accident and the third was an employee of Los Pelambres. In each case, the incident was reported to the relevant authorities and the cause of the fatality fully investigated. The Group remains committed to a target of zero fatalities, a level which was achieved in 2003.

Los Pelambres

Los Pelambres has developed a health system to help combat occupational health issues and improve the general health and life style of employees. Various occupational health risks exist within the mining operations. These can include exposure to geographical altitude, silocogenic dust and noise in the case of the mine and noise and chemical reactive gases in the plant. A slurry pipeline takes liquid concentrate from the mine site at Los Pelambres to the port facility Punta Chungo where employees may be exposed to noise and copper concentrate dust prior to the shipment of the copper concentrate. The management programme seeks to educate and encourage workers to acquire a better lifestyle through health awareness.

The Los Pelambres health centre is certified under ISO 9.001 for its management for health and safety. It covers the following areas:

- development of welfare infrastructure;
- health promotion and prevention through annual examinations, vaccines and diet intervention;
- occupational health and industrial hygiene. This aspect of the programme is aimed at protecting workers against occupational risks through educational activities, pre-occupational examinations, work accident and professional illness care. The programme is aimed at industrial hygiene and targets the identification, assessment, control and monitoring of dust, noise, ionising radiation, vibrations and brightness; and
- safety aspects in the operation of the health centre including identification of dangers and risk assessment, operational controls, monitoring of planned observations and crossed inspections and management assessment and audits.

There is an integral programme based on OHSAS covering the whole operation with the aim of achieving quality, environment safety and health management. Los Pelambres is preparing for OHSAS 18.001 certification for 2005.

Michilla and El Tesoro

Michilla has a management programme which has been assessed by the Chilean Safety Association and approved by the Regional Health Service. El Tesoro has applied management control systems from the Regional Agency for Mining Safety.

Michilla expects to convert its existing safety management systems to OHSAS 18.001 by 2005, while El Tesoro is preparing for certification in 2006.

FCAB and Aguas de Antofagasta

The FCAB has implemented a health and safety programme in collaboration with one of Chile's main safety associations. FCAB has also adopted the ISO 9000/2000 management system for procedures, training and rail safety. It also covers internal safety issues, prevention of derailment, programmes for training personnel and internal audit processes. A new safety programme in OHSAS format should be implemented in 2005.

Aguas de Antofagasta also has health and safety programmes directed to its operations and ensuring the quality of its drinking water. The quality of its drinking water supplied, particularly in relation to arsenic levels, is significantly better than that required by Chilean legal requirements and complies with World Health Organisation standards.

Community Relations

The Group recognises that its operations have a social and environmental impact on its neighbouring communities and regions. It aims to protect the areas around its operational sites and to contribute to the local economy. Programmes have been set up with a view to establishing relationships within the community, through mutual collaboration, transparency in its activities including the community's right to know and involvement in local issues. This is achieved through newsletters and magazines, questionnaires and local meetings. Enquiries and complaints from local communities and local authorities are examined. The Group also aims to contribute in the areas such as education, enterprise and job creation, arts, health and the general community.

Los Pelambres

Los Pelambres is located in Choapa Province in the Fourth Region, 260 kilometres to the north of Santiago, at an altitude of 3,600 metres on the border with Argentina and at the source of the Pelambres River, a

CASE STUDY – THE MAURO DAM

Seeking and obtaining approval for the expansion of Los Pelambres through the Mauro dam was a good example of working with the local community to achieve environmental approval for a large industrial project.

In March 2004, the Regional Commission of the Environment for Chile's Fourth Region approved the Environmental Impact Assessment (EIA) submitted by Los Pelambres the previous year, enabling it to increase its ore reserves to 2.1 billion tonnes. Los Pelambres will construct a new dam at El Mauro valley, some 60 kilometres from the concentrator plant, to deposit tailings generated by its operations when the existing Quillayes dam reaches capacity. Construction of the Mauro dam began at the end of 2004. The EIA involved a wide-ranging process of citizen participation and every effort was made to ensure that the project and its impact was properly understood by all communities affected. The process was one of the most extensive of its kind in Chile, including a level of community participation in excess of that required by the law.

The construction of the Mauro dam has significant environmental and social implications. These have been considered in advance by Los Pelambres and appropriate measures for compensation and mitigation will be taken, which include:

- the collection and relocation of more than 120 archaeological sites to a cave art park especially designed by Los Pelambres;
- the reforestation of more than 6,000 hectares of land;
- training programmes for local workers in order to provide them with them better employment opportunities;
- a risk prevention and environment course in conjunction with the Educational Corporation of the Chilean Chamber of Construction; and
- more than 600 residents of the Choapa Valley have a certification which allows them to choose any construction project in the country with good prospects. In addition to this 600 people carried out similar training courses during 2002 and 2003.

tributary of the Choapa River. It has a significant interaction with local communities and particularly local farmers near the plant and with fishermen near the port.

Los Pelambres has developed a community relations management system which deals with identification, analysis and resolution of community related issues. There are programmes for communicating with each key stakeholder, assessing public performance through opinion polls and developing action plans. These include procedures to deal with enquiries from the communities, media and local authorities.

In 2003, the Minera Los Pelambres Foundation was created with an initial contribution of US$3 million from Los Pelambres. This charitable foundation has been created to develop projects within the community with an emphasis on education, agriculture and fishing. The port operation has developed community initiatives and has avoided interference with the established fishing industry. The Foundation plans to support communities in towns close to the mine operations, as set out in the Case Study below.

350 people were chosen from this group to be trained in specialist trades needed for the construction of the Mauro project.

The Mauro Project has made a commitment to running similar training courses in the areas of administration, concreting, carpentry and steel reinforcement. It has in conjunction with the local government, church and other local bodies run social risk prevention programmes and workshops and road safety courses. These social programmes cover 600 people in eight areas of the Choapa Valley.

Local social programmes include:

- the production and sale of honey;
- educational grants for students from the province;
- improvement of the irrigation and piping system for Choapa association of smallholders and irrigation workers;
- support and assessment offered for the future administration of water regulation dams;
- plans have been drawn up with the local authorities to improve farmers' production capacity for existing produce; and
- implementation of a technical education project in conjunction with a specialist institute is under review.

Consultation with the local communities began 18 months before the project was due to start and continues to be an ongoing process which is appreciated and understood by the local communities.

Construction of the Mauro dam began at the end of 2004 and will be completed at the end of 2007. The project is expected to cost US$457 million and will employ more than 2,000 workers, including contractors, over this three year period.

The access road to Los Pelambres' operation goes through a number of towns and villages. In collaboration with the Choapa provincial authorities, the police force and the health and fire services, Los Pelambres participates in local road safety committees to protect local communities.

In the area of education, Los Pelambres has developed the 'Together We Can Do More' programme. This programme funds local community projects and awards agricultural educational grants. A four-year grant has ensured funding for secondary education, including residential and travel costs. Since 2000, 75 young people have benefited from this scheme. Los Pelambres also runs environmental workshops aimed at social leaders in rural towns such as Salamanca, as well as for training residents in the El Choapa Province and staff from the University of Serena in environmental matters.

Michilla and El Tesoro

Michilla is located in the Second Region of the country, on the coast 120 kilometres to the north of the city of Antofagasta. It deals mainly with the Caleta de Michilla, a community totally dependant on the local artisanal fishing industry. This community receives educational support in the form of the contributions to equipment and facilities in local schools. Michilla has also provided a school with an internet service for its students, computers and IT assistance. It maintains a strong relationship with local authorities, who have acknowledged the contributions it makes to the local economy, especially in hiring contractors.

El Tesoro is located further inland in the Second Region, in a sparsely populated area of Chile.
It provided the electricity supply connection to the nearby town of Sierra Gorda when the mine was under development.

FCAB and Aguas de Antofagasta

FCAB runs an educational programme which provides work experience for students, grants for secondary and university education and sponsorship for sporting events. In collaboration with Fundacion Minera Escondida, the FCAB gives a contribution to a mobile library project. In 2004, 46 grants were awarded for higher education and for secondary education, total value US$26,000. The FCAB has a museum which acts as a historical centre for the community. The museum organises school visits and workshops as well as tourist expeditions.

Aguas de Antofagasta is a major service provider in the Antofagasta region supplying 120,000 domestic customers. In its first year of operation, it has concentrated on improving service and reducing costs without affecting the quality and reliability of supply.

Human Resources

The Group aims to develop and maintain a labour force committed and motivated to achieving a high standard of performance. In all the Group operations, human resource systems and procedures which promote and encourage harmonious management of employment relations is constantly under review. The Group operates within the employment legislation existing in Chile.

Management systems include personal development programmes which focus on training and teaching with individual assessment. The Group aims to improve the skills of employees, harness potential and create educational opportunities. Training systems cover health, safety, quality and productivity in the workplace as well as professional vocational training in relevant areas. New training programmes are continually being developed with input from employees and third parties. In all operations, regular communication with employees is maintained through an established system of two way meetings and workshops with individuals from all levels of the organisation.

The Group employed an average of 2,842 employees during the year. It recognises freedom of association in the context of its workforce and there are ten labour unions across its operations (four at the Railway, one at Michilla, one at El Tesoro, two at Los Pelambres and two at Aguas de Antofagasta). Collective employment agreements are in place at all Group operations, which set out terms and conditions of employment including pay. Remuneration levels reflect market conditions and exceed the Chilean legal minimum in all cases. Labour agreements were most recently renewed at Los Pelambres when new four year agreements were reached with both its unions, with salary increases linked to productivity.

Production, Transport and Water Statistics

For the year ended 31 December 2004

	2004					2003
	Q1	Q2	Q3	Q4	Year	Year
Group total						
Total copper production ('000 tonnes)	109.0	126.4	130.7	132.2	**498.4**	471.8
Total molybdenum production ('000 tonnes)	1.8	1.9	2.1	2.1	**7.9**	8.7
Weighted average cash costs (cents per pound)	41.9	21.9	24.9	11.6	**24.3**	36.4
Los Pelambres (60% owned)						
Daily average ore treated ('000 tonnes)	115.4	127.3	128.4	132.2	**125.9**	113.3
Average ore grade (%)	0.84	0.93	0.91	0.86	**0.88**	0.91
Average recovery (%)	87.4	88.7	89.3	90.6	**89.1**	89.9
Concentrate produced ('000 tonnes)	186.9	266.6	254.1	241.1	**948.8**	826.5
Average concentrate grade (%)	40.0	36.0	38.0	39.5	**38.2**	40.9
Fine copper in concentrate ('000 tonnes)	74.8	95.9	96.7	95.2	**362.6**	337.8
Payable copper in concentrate ('000 tonnes)	72.4	92.6	93.5	92.1	**350.6**	326.7
Payable moly in concentrate ('000 tonnes)	1.8	1.9	2.1	2.1	**7.9**	8.7
Cash costs (cents per pound)	33.3	6.2	8.8	(11.3)	**7.9**	29.3
El Tesoro (61% owned)						
Daily average ore treated ('000 tonnes)	24.2	24.2	27.0	26.0	**25.4**	22.1
Average ore grade (%)	1.35	1.33	1.33	1.39	**1.35**	1.46
Average recovery (%)	81.0	75.4	77.9	78.3	**78.1**	78.2
Copper cathodes ('000 tonnes)	24.0	22.9	24.6	26.3	**97.8**	92.4
Cash costs (cents per pound)	47.2	53.9	55.2	53.2	**52.4**	42.4
Michilla (74.2% owned)						
Daily average ore treated ('000 tonnes)	16.8	15.1	16.2	16.4	**16.1**	15.6
Average ore grade (%)	1.09	1.06	1.15	1.13	**1.11**	1.25
Average recovery (%)	75.2	74.9	74.8	76.6	**75.4**	75.0
Copper cathodes ('000 tonnes)	12.6	10.9	12.6	13.8	**50.0**	52.7
Cash costs (cents per pound)	81.2	88.7	85.4	87.4	**85.6**	69.8
Transport						
Rail tonnage transported	1,056	1,076	1,165	1,182	**4,479**	4,388
Water						
Water volume sold-potable and untreated ('000m^3)	7,937	8,088	8,203	8,347	**32,575**	-

Notes

a) The production figures represent the total amounts produced for each mine, not the Group's attributable share for each mine.

b) Los Pelambres produces copper concentrate, and the figures for Los Pelambres are expressed in terms of payable copper contained in concentrate. El Tesoro and Michilla produce copper cathodes.

c) Cash costs are a measure of the cost of operational production expressed in terms of cents per pound of payable copper produced. Cash costs include by-product credits and exclude depreciation, financial income and expenses, exchange gains and losses and corporation tax.

d) The individual figures are sometimes more specific than the rounded numbers shown; hence small differences may appear in the totals.

Mining Reserves and Resources

At 31 December 2004

	Tonnage millions of tonnes		Copper (%)		Molybdenum (%)		Gold (g/tonne)		Silver (g/tonne)	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
Ore reserves										
Los Pelambres (60% owned) – cut off grade 0.4%										
Proved	**849.0**	871.4	**0.69**	0.70	**0.0193**	0.0193	**0.034**	0.033	**1.20**	1.20
Probable	**652.1**	567.3	**0.64**	0.63	**0.0159**	0.0174	**0.032**	0.034	**0.93**	0.93
Total Proved & Probable	**1,501.1**	1438.7	**0.67**	0.67	**0.0178**	0.0186	**0.033**	0.033	**1.08**	1.09
Possible	**515.5**	635.3	**0.59**	0.59	**0.0138**	0.0143	**0.033**	0.032	**0.57**	0.57
Total	**2,016.6**	2,074.0	**0.65**	0.65	**0.0168**	0.0173	**0.033**	0.033	**0.95**	0.93
El Tesoro (61% owned) – cut off grade 0.37%										
Proved	**144.4**	171.9	**0.77**	0.78	**–**	–	**–**	–	**–**	–
Probable	**10.6**	11.0	**0.67**	0.74	**–**	–	**–**	–	**–**	–
Total Proved & Probable	**155.0**	182.9	**0.76**	0.78	**–**	–	**–**	–	**–**	–
Possible	**0.1**	0.4	**0.46**	0.67	**–**	–	**–**	–	**–**	–
Total	**155.1**	183.3	**0.76**	0.78	**–**	–	**–**	–	**–**	–
Michilla (74.2% owned) – cut off grade – see note (c)										
Proved	**14.2**	7.4	**1.09**	1.51	**–**	–	**–**	–	**–**	–
Probable	**13.2**	13.7	**1.38**	1.35	**–**	–	**–**	–	**–**	–
Total Proved & Probable	**27.4**	21.1	**1.23**	1.41						
Possible	**10.0**	0.7	**1.27**	1.25	**–**	–	**–**	–	**–**	–
Total	**37.4**	21.8	**1.24**	1.40	**–**	–	**–**	–	**–**	–
Group Total Proved & Probable	**1,683.5**	1,642.7	**0.69**	0.69	**–**	–	**–**	–	**–**	–
Group Total Possible	**525.6**	636.4	**0.60**	0.59	**–**	–	**–**	–	**–**	–
Group Total	**2,209.1**	2,279.1	**0.67**	0.67	**–**	–	**–**	–	**–**	–
Ore resources (including reserves)										
Los Pelambres (60% owned) – cut off grade 0.4%										
Measured	**1,060.4**	1,064.2	**0.67**	0.69	**0.0186**	0.0188	**0.034**	0.033	**1.15**	1.20
Indicated	**885.2**	776.1	**0.63**	0.62	**0.0153**	0.0165	**0.032**	0.032	**0.88**	0.90
Inferred	**1,186.4**	1,353.0	**0.58**	0.58	**0.0136**	0.0140	**0.033**	0.033	**0.46**	0.50
Total	**3,132.0**	3,193.3	**0.62**	0.63	**0.0158**	0.0162	**0.033**	0.033	**0.81**	0.83
El Tesoro (61% owned) – cut off grade 0.37%										
Measured	**176.3**	193.4	**0.74**	0.76	**–**	–	**–**	–	**–**	–
Indicated	**34.0**	24.8	**0.61**	0.64	**–**	–	**–**	–	**–**	–
Inferred	**1.9**	1.8	**0.55**	0.58	**–**	–	**–**	–	**–**	–
Total	**212.2**	220.0	**0.72**	0.74	**–**	–	**–**	–	**–**	–
Michilla (74.2% owned) – cut off grade – see note (c)										
Measured	**18.9**	19.7	**1.67**	1.54	**–**	–	**–**	–	**–**	–
Indicated	**36.1**	37.1	**1.57**	1.57	**–**	–	**–**	–	**–**	–
Inferred	**21.2**	17.9	**1.45**	1.57	**–**	–	**–**	–	**–**	–
Total	**76.2**	74.7	**1.56**	1.56	**–**	–	**–**	–	**–**	–
Group total	**3,420.4**	3,488.0	**0.65**	0.65	**–**	–	**–**	–	**–**	–

Notes to Mining Reserves and Resources

a) The reserves and resources figures represent full reserves and resources, not the Group's attributable share for each mine.

b) Ore resources refer to material of intrinsic economic interest occurring in such form and quantity that there are reasonable prospects for eventual economic extraction. Ore reserves refer to that part of a resource for which appropriate assessments have been carried out to demonstrate at a given date that extraction could be reasonably justified and which include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. Resources are stated inclusive of reserves.

c) The operations at Michilla comprise an open pit mine, an underground mine and other workings. A cut off grade of 0.5% was applied to the open pit mine, a cut off grade of 1.5% to the underground mine and a cut off grade of 1.0% to the other workings to determine the reserve and resource calculations.

d) The individual reserves and resources figures are sometimes more specific than the rounded numbers shown; hence small differences may appear in totals.

The Directors present their Annual Report, together with the audited financial statements for the year ended 31 December 2004.

Group Activities

The principal activities of the Group are copper mining, the transport of freight by rail and road and the distribution of water. These activities are mainly based in Chile.

Results and Dividends

The consolidated profit before tax has increased from US$357.2 million in 2003 to US$1,162.7 million in 2004.

Having paid an interim dividend of 15 cents (2003 - 11 cents), the Directors recommend a final dividend of 64 cents (2003 - 24 cents) per ordinary share payable on 15 June 2005 to shareholders on the Register at the close of business on 13 May 2005. The final dividend comprises an ordinary dividend of 24 cents and a special dividend of 40 cents. This makes a total dividend for the year of 79 cents per ordinary share (2003 - 35 cents).

In 2003, a dividend in specie of shares in Andsberg Limited (the 'demerger dividend') was also made at the rate of one Andsberg share for each ordinary share held in Antofagasta. The Andsberg shares carried a redemption right of US$1.11 per share until 30 October 2003. No comparable dividend was made in 2004.

The total ordinary and preference dividends in the year amounted to US$156.0 million (2003 - total ordinary and preference dividends were US$250.7 million, including US$181.5 million relating to the demerger dividend). After providing for these dividends, the amount transferred to reserves is US$402.3 million (2003 - transferred from reserves US$70.0 million).

Dividends are declared in US dollars but may be paid in either US dollars or sterling. Shareholders on the Register of Members with an address in the United Kingdom receive dividend payments in sterling, unless they elect to be paid in US dollars. All other shareholders are paid by cheque in US dollars, unless they have previously instructed the Company's registrar to pay dividends by bank transfer to a sterling bank account, or they elect for payment by cheque in sterling. The Company's Registrar must receive any such election for the proposed final dividend by the record date of 13 May 2005.

The exchange rate to be applied for the conversion of the final dividend will be £1 = US$1.9183 giving those shareholders who will be paid in sterling a dividend of 33.3629 pence per ordinary share. The exchange rate applied for the conversion of the interim dividend was £1 = US$1.8151, giving those shareholders who were paid in sterling a dividend of 8.2640 pence per ordinary share.

Review of Business and Future Developments

The Chairman's Review and the Financial Review outline the performance of the Group's activities during the year and developments after the year-end.

Directors

The Directors who served during the year are shown on page 2. No Director has a service contract with the Company which cannot be terminated within 12 months.

Biographical details of those Directors seeking re-election are set out below. The reason the Board considers these Directors should be re-elected are set out in the Corporate Governance statement on pages 51 to 60 and in particular in the sections headed 'Performance Evaluation' and 'Re-election'.

Mr. J-P Luksic retires by rotation in accordance with the Articles of Association and, being eligible offers himself for re-election. Mr. Luksic became the Chairman of Antofagasta plc on 5 November 2004. He was appointed a Director of Antofagasta plc in 1990 and Deputy Chairman in 2000. He was also Chief Executive Officer of Antofagasta Minerals S.A. until his appointment as Chairman of the Group. He is a non-executive director of Quiñenco S.A. and Madeco S.A. Mr. Luksic is aged 40.

Mr. C H Bailey retires in accordance with the Articles of Association at age 71 and, being eligible offers himself for re-election. Special notice for this resolution at the Annual General Meeting has been given pursuant to sections 293 and 379 of the Companies Act 1985. Mr. Bailey was appointed a Director of Antofagasta plc in 1987 and is the Senior Independent Non-Executive Director. He is a Chartered Accountant, and a director of General Oriental Investment Limited, RIT Capital Partners plc, St James' Place Capital plc and Atrium Underwriting plc.

Mr. P J Adeane retires in accordance with the Articles of Association at age 72 and, being eligible offers himself for re-election. Special notice for this resolution at the Annual General Meeting has been given pursuant to sections 293 and 379 of the Companies Act 1985. Mr. Adeane was appointed as a Director of Antofagasta plc on its formation in 1982 and was the Managing Director until 31 March 2005. He has been a Non-Executive Director since 31 March 2005.

Mr. G S Menendez was appointed a Non-Executive Director of Antofagasta plc in 1985 and as explained below under items of Special Business at the Annual General Meeting, he offers himself for re-election under the Articles of Association. He is a director of Quiñenco S.A. and Banco de Chile and chairman of Banco Latinoamericano de Exportaciones (BLADEX). Mr. Menendez is aged 56.

Mr. G A Luksic was appointed as a Non-Executive Director on 6 April 2005 and as explained below under items of Special Business at the Annual General Meeting, he offers himself for re-election under the Articles of Association. Mr. Luksic is a Director of Banco de Chile and Chairman of several public companies, including Quiñenco S.A., a Chilean industrial and financial conglomerate, Compañia Cervercerías Unidas S.A., the country's principal brewing company and Madeco S.A., a manufacturer of copper and aluminium products. Mr. Luksic is aged 48.

Mr. J W Ambrus was appointed as a Non-Executive Director on 3 May 2005 and as explained below under items of Special Business at the Annual General Meeting, he offers himself for re-election under the Articles of Association. Mr. Ambrus is a geologist of considerable experience in Chile and internationally. He has been a board member or consultant to several companies. He obtained a PhD in geological sciences at Salamanca University in Spain. Mr. Ambrus is aged 61.

Mr. J G Claro was appointed as a Non-Executive Director on 3 May 2005 and as explained below under items of Special Business at the Annual General Meeting, he offers himself for re-election under the Articles of Association. Mr. Claro is a civil engineer. He has held several board positions in Chilean companies, and is currently a director of Telefonica-CTC, the leading Spanish-owned Chilean telecommunications company. Mr. Claro is aged 54.

Biographical details of the other Directors are given below:

Mr. D E Yarur was appointed to the Board as a Non-Executive Director on 31 March 2004. Mr. Yarur is a director of several Chilean companies including Banco de Crédito e Inversiones S.A., Sociedad Química y Minera S.A., a Chilean mining company and AES Gener S.A., a power generating company. He is also a qualified accountant. Mr. Yarur is aged 49.

Mr. R F Jara is a Non-Executive Director of Antofagasta plc. He is a lawyer and a director of several industrial companies. Until February 2004, he was a partner in Jara del Favero y Cia, a Chilean law firm based in Santiago. Mr. Jara is aged 51.

The interests of the persons (including the interests of their families) who were Directors at the end of the year, in the preference and ordinary share capital of the Company are shown on page 63.

Donations

The Group made UK charitable donations of US$63,643 during the year ended 31 December 2004 (2003 – US$36,354).

Branches

The Antofagasta Railway Company plc is a subsidiary of Antofagasta plc and has a branch in Chile (known as the FCAB) providing rail freight services. All other operations in Chile and Bolivia are carried out through subsidiary companies.

Creditor Days

The Company does not trade in the United Kingdom. Creditor days for the Group have been calculated at 29 days (2003 – 23 days). Operating companies are responsible for agreeing terms of payment with each of their suppliers. It is Group policy that payments to suppliers are made in accordance with terms agreed.

Environment

The Group seeks to ensure that its operations and products cause minimum harmful effect to the environment. Care is taken to limit discharges of environmentally harmful substances and to dispose of waste material in a safe manner. Contingency arrangements and plans exist to reduce the risk of and limit the effect of any accidental spillage. The Group's policy is that all its operations should comply fully with applicable Chilean regulations. Further information regarding the Group's environmental performance and activities is given in the Corporate Social Responsibility report on pages 35 to 43.

Substantial Shareholdings

The Company has been made aware of the following substantial interests in the issued share capital of the Company:

	Ordinary share capital %	Preference share capital %
Metalinvest Establishment	50.72	94.12
Sandypoint Establishment	14.19	–
Merrill Lynch Investment Managers	4.19	–
Barclays Global Investors	3.82	–

As explained on page 63, Metalinvest Establishment and Sandypoint Establishment are both controlled by the E. Abaroa Foundation, which is controlled by Mr. A A Luksic, the former Chairman of the Company, and his family. The total interest, including shares held directly, of Mr. Luksic and his family, in the ordinary share capital is 65.08% and in the preference share capital is 94.12%.

Special Business at the Annual General Meeting

Resolution 8 – Mr. G S Menendez was appointed as a Non-Executive Director of Antofagasta plc in 1985. In accordance with the nine-year service principle under the Combined Code, he is standing for re-election at the Annual General Meeting.

Resolution 9 – Mr. G A Luksic was appointed as a Non-Executive Director of Antofagasta plc on 6 April 2005. In accordance with Article 96 of the Company's Articles of Association, he is standing for re-election at the Annual General Meeting.

Resolution 10 – Mr. J W Ambrus was appointed as a Non-Executive Director of Antofagasta plc on 3 May 2005. In accordance with Article 96 of the Company's Articles of Association, he is standing for re-election at the Annual General Meeting.

Resolution 11 – Mr. J G Claro was appointed as a Non-Executive Director of Antofagasta plc on 3 May 2005. In accordance with Article 96 of the Company's Articles of Association, he is standing for re-election at the Annual General Meeting.

Resolution 12 – A special resolution must be obtained to empower the Directors to issue equity securities of the Company for cash other than pro rata to ordinary shareholders. Resolution 12 on the agenda of the Annual General Meeting will extend the existing power until the next Annual General Meeting or, if earlier, 15 months from the passing of the resolution. The extension will permit the Directors to make issues of equity securities for cash either by a rights offer to ordinary shareholders or, up to a maximum of £492,928 (5% of the issued ordinary share capital), in any other way. The proposal is consistent with the guidelines approved by the Investment Committees of the Association of British Insurers and the National Association of Pension Funds.

The guidelines also indicate that issues of equity securities for cash (other than by ways of rights) should not, in any rolling three-year period, exceed 7.5% of the issued share capital.

Auditors

A resolution to re-appoint Deloitte & Touche LLP as the Company's auditor will be proposed at the forthcoming Annual General Meeting.

By Order of the Board



For and on behalf of
Petershill Secretaries Limited
Company Secretary
3 May 2005

Introduction

Antofagasta plc has an uncommon ownership structure for a UK-listed company. The former Chairman, Mr. A A Luksic, and his family interests control 65.08% of the ordinary share capital and 94.12% of the preference share capital of the Company, principally through two investment vehicles, Metalinvest Establishment and Sandypoint Establishment. A Relationship Agreement was entered into between the Company and the major shareholder in 1998 which requires, inter alia, transactions between any member of the Group and the major shareholder to be on arm's length terms and approved by the independent Directors. While incorporated in the United Kingdom and listed on the London Stock Exchange, the Group's businesses, which comprise mining, transport and water distribution, are nearly all located in Chile, the largest copper-producing country in the world.

Antofagasta's Board is committed to managing the operations of the Group with a view to maximising value to all shareholders. Following changes to Board membership subsequent to the year end, the Board now has nine members, comprising an Executive Chairman and eight Non-Executive Directors. Two of the nine Directors (including the Chairman) are members of the Luksic family, and seven of the nine Directors are based in Chile. The day to day operations of the Group are carried on through the boards of each division of the Group, Antofagasta Minerals S.A. (mining), Antofagasta Railway Company plc (railway and other transport services) and Aguas de Antofagasta S.A. (water distribution). Each division is headed by a chief executive officer who reports to his divisional board and the Chairman of the Group. The Antofagasta Board oversees these divisional boards and provides strategic direction.

In its consideration of Corporate Governance matters, the Board is mindful of the principles set out in the Combined Code on Corporate Governance issued by the Financial Reporting Council in July 2003 (the 'Combined Code'). However, given the ownership structure and asset base of the Group, the Board believes that full adherence to the Combined Code is not practicable. Nevertheless, the Board considers that its structure and balance set out in more detail below under 'Directors' provide an appropriate basis for ensuring its effectiveness and the protection of the interests of all shareholders in the Company.

The Board describes below how it applies the corporate governance principles contained in the Combined Code which applied to the Company for the first time in respect of the financial year ended 30 December 2004. A number of areas, principally in relation to board structure, in respect of which the Company did not comply with the detailed Code provisions are set out at the end of this report.

Directors

The Board

The Directors collectively have responsibility for the conduct of the Group's business.

Following three appointments after 1 January 2005, the Board currently comprises an Executive Chairman and eight Non-Executive Directors, five of whom are considered by the Board to be independent. Seven of these Directors, including the Chairman, are based in Chile, where the Group's operations are principally located and two Directors are based in the United Kingdom, where the Company is incorporated and listed on the London Stock Exchange.

The Board normally meets approximately ten times a year, and is responsible for providing leadership, setting the Group's strategic objectives and key policies, ensuring that appropriate resources are in place to enable the Group to meet its objectives, reviewing the Group's performance and overseeing the Group's internal control systems. The Chairman will always seek to persuade the Board to act as a single team by obtaining consensus at Board meetings but, in exceptional circumstances, decisions will be taken by majority. Agenda for Board meetings are set by the Chairman in consultation with the other Directors.

Responsibility for developing and implementing the Group's strategic and financial objectives is delegated to the senior management of the Group. Accordingly, the boards of Antofagasta Minerals S.A. (mining), the Antofagasta Railway Company plc (railway and other transport services) and Aguas de Antofagasta S.A. (water distribution) meet monthly to consider strategic, operational and risk management issues in more detail. There is substantial overlap between membership of the Board of Antofagasta plc and these three divisional boards. The chief executive officer of each division reports to his divisional board and the Chairman of the Group, and the Board oversees these divisional boards and provides strategic direction. The Board is also responsible for reviewing the performance of management. The Non-Executive Directors scrutinise the performance of management in meeting goals and objectives and also monitor the reporting of performance, through the activities of the Remuneration Committee and Audit Committee respectively.

Directors who served during 2004 are set out on page 2. As explained above, there have been a number of changes to Board membership both during and subsequent to 2004. Mr. D E Yarur was appointed to the Board on 31 March 2004 as an independent Non-Executive Director and Mr. A A Luksic retired from the Board on 5 November 2004 when he was replaced by Mr. J-P Luksic as Chairman. On 31 March 2005, Mr. P J Adeane ceased to be an Executive Director but continues to serve on the Board as a Non-Executive Director. Three further Non-Executive appointments were made subsequent to the year-end. Mr. G A Luksic was appointed on 6 April 2005 and Mr. J W Ambrus and Mr. G J Claro were appointed on 3 May 2005. The recognised senior independent Non-Executive Director is Mr. C H Bailey, who is also Chairman of the Audit Committee. Mr. G S Menendez is Chairman of the Remuneration and Nomination Committees. The Chairman of the Nomination Committee, until his retirement from the Board, was Mr. A A Luksic. The Board does not have a Director formally designated as Chief Executive.

Chairman and Chief Executive

As explained above, Mr. J-P Luksic replaced his father, Mr. A A Luksic, as Chairman upon the latter's retirement from the Board on 5 November 2004. Mr. J-P Luksic's role is that of a full-time Executive Chairman, and he has no other significant commitments that are expected to conflict with this role. Mr. J-P Luksic was Deputy Chairman of the Board until his appointment and, until 26 November 2004, was Chief Executive Officer of Antofagasta Minerals S.A. He was not replaced as Deputy Chairman, but has been replaced by Mr. Marcelo Awad as Chief Executive Officer of Antofagasta Minerals S.A. Mr. Miguel Sepúlveda continues to be the Chief Executive Officer of the Antofagasta Railway Company plc and Mr. Marco Kutulas continues to be the Chief Executive Officer of Aguas de Antofagasta S.A.

Mr. J-P Luksic was the Board's unanimous choice to become Chairman. He has significant knowledge and understanding of Chile and the Latin American mining industry through his experience on the Board of Antofagasta plc and formerly as Chief Executive Officer of Antofagasta Minerals S.A. The Board believes that he is best placed to continue to implement the Company's long-term strategy, which has created a major mining company and a constituent of the FTSE-100 Index, despite not meeting the independence criteria set out in the Combined Code at the time of appointment.

The Board also believes that the Company is not at risk from a concentration of power by Mr. J-P Luksic having executive responsibilities as Chairman. In reaching this conclusion, it has taken into consideration the strong presence of Non-Executive Directors on the Board, the structure of Audit, Remuneration and Nomination committees designed to devolve responsibility and control of certain key areas of Board responsibility away from the Chairman, and the delegation of management responsibility to the chief executive officer of each division.

Board Balance and Independence

The Board considers five of its eight Non-Executive Directors to be independent – Mr. C H Bailey, Mr. G S Menendez, Mr. D E Yarur, Mr. G W Ambrus and Mr. R G Claro. The Board is satisfied that this balance limits the scope for an individual or small group of individuals to dominate the Board's decision-making. The Report of the Directors on pages 47 and 48 sets out biographical details of each Director and identifies those Directors standing for re-election.

Mr. Yarur, Mr. Ambrus and Mr. Claro meet the independence criteria set out in Code Provision A3.1 and the Board is satisfied as to their independence. The Board is satisfied that Mr. Bailey remains independent in character and judgement, notwithstanding that he has served on the Board for more than nine years, since he does not receive any other remuneration from the Company other than Non-Executive Directors' fees, nor does he have any other relationships with the Company or its majority shareholder. The Board is also satisfied that Mr. Menendez remains independent in character and judgement, notwithstanding that he has also served on the Board for more than nine years and notwithstanding that he is a non-executive director of Quiñenco S.A. (a Chilean-listed company also controlled by the former Chairman, Mr. A A Luksic and his family) and Banco de Chile, part of the Quiñenco group. This is because he does not receive any remuneration from the Group other than in a Non-Executive capacity. His position in the Quiñenco group is also solely as a non-executive director. The Board considers that Mr. Bailey's and Mr. Menendez's length of service is of considerable benefit to the Board given their wealth of knowledge and experience of the Group and of Latin America and the mining industry, and therefore proposes both for re-election.

The Board does not consider Mr. Jara, Mr. Adeane or Mr. G A Luksic to be independent. Mr. Jara provides advisory services to the Group, as explained in the Report on Remuneration and Related Matters on pages 62 to 65. Until 2004, he was also a partner in Jara del Favero, a Chilean law firm which provides legal services to the Group. Mr. Adeane was an Executive Director employed by the Group until he became a Non-Executive Director on 31 March 2005. Mr. G A Luksic is the brother of Mr. J-P Luksic, the Chairman of Antofagasta plc. Mr. G A Luksic is also Chairman of Quiñenco S.A. and a director of its listed subsidiaries, some of which Mr. J-P Luksic and Mr. G S Menendez are non-executive directors and which, like Antofagasta, are controlled by the former Chairman, Mr. A A Luksic and his family interests.

Appointments to the Board

The Nomination Committee currently comprises Mr. G S Menendez, Mr. C H Bailey and Mr. R F Jara. Mr. A A Luksic was a member and the chairman of the Nomination Committee until his retirement on 5 November 2004 and has been replaced by Mr. Menendez. As explained above, Mr. Bailey and Mr. Menendez are considered by the Board to be independent Non-Executive Directors.

The Nomination Committee periodically reviews the composition of the Board including the balance between Executive and Non-Executive Directors and considers succession planning for both Executive and Non-Executive Directors and the Group's senior management. It is also responsible for the process for new board appointments and makes recommendations to the Board on the appointment of new Directors and is responsible for ensuring that appointments are made on merit and against objective criteria. In fulfilling these responsibilities, the Nomination Committee consults the Chairman, Mr. J-P Luksic. The Nominations Committee meets as necessary and at least once a year. Its terms of reference are available from the Company's registered office and may be viewed on the Company's website – www.antofagasta.co.uk.

In making appointments, the Nomination Committee considers the skills, experience and knowledge of the existing Directors and assesses which of the potential candidates would most benefit the Board. It considers the potential candidate's knowledge and experience of Chile, the mining industry in Latin America, capital markets and the regulatory environment and that he has sufficient time to devote to the role.

As explained above, a number of appointments were made in 2004 and to date in 2005. The Non-Executive appointments were considered by the Nomination Committee and then by the Board, applying the criteria set out on pages 52 and 53. As the Nomination Committee and the Board believed that it had been able to identify appropriate candidates through its knowledge of the appropriate industrial and geographical sectors, advertising the post or using a search agency was considered to be unnecessary. The appointment of Mr. J-P Luksic as Chairman was considered directly by the Board as set out under 'Chairman and Chief Executive' on pages 52 and 53.

The Chairman ensures that new Directors are provided with a full induction on joining the Board. In Mr. Yarur's case, this included a detailed briefing about the Group and its operations, information on his duties and responsibilities as a director of a UK-listed company, meetings with members of senior management and visits to operational sites. All shareholders were given the opportunity to meet Mr. Yarur at the Annual General Meeting held in June 2004. A similar induction process is in place for the newly-appointed Non-Executive Directors.

Letters of appointment have been put in place for all Non-Executive Directors. These require the Non-Executive Directors to undertake that they will have sufficient time to discharge their responsibilities. Letters of appointment are available for inspection at the Company's registered office.

Information and Professional Development

The Directors receive information for review ahead of each Board or Committee Meeting. In addition, they receive regular reports and forecasts for the Group and each significant operation to ensure that they remain properly briefed about the performance and financial position of the Group throughout the year. All Directors have access to management, including the Company Secretary, and to such further information as is needed to carry out their duties and responsibilities fully and effectively. Furthermore, all Directors are entitled to seek independent professional advice concerning the affairs of the Group at the Company's expense.

The Company also provides Directors with the necessary resources to develop and update their knowledge and capabilities. In particular, the Directors are continually updated on the Group's business, the competitive and regulatory environment in which it operates and other changes affecting the Group as a whole. The UK-based Directors visit Chile regularly and at least once a year, and the Chilean-based Directors also regularly visit the UK, again at least once a year.

The Company Secretary, together with Group management in the United Kingdom and Chile, is responsible for ensuring that Board procedures and applicable rules and regulations are complied with and for advising the Board, through the Chairman, on all governance matters.

Performance Evaluation

The Board periodically considers its performance and effectiveness. Following the appointment of Mr. J-P Luksic as Chairman towards the end of 2004, a performance evaluation was conducted in 2005 by Mr. G S Menendez, covering the Board, its committees and its individual members. Mr. C H Bailey, as the senior independent Non-Executive Director was responsible for the evaluation of the Chairman. The results of the evaluation were discussed with the Chairman and considered by the Board. The Board took this into account in the decision to appoint additional Non-Executive Directors and to recommend the re-appointment of the Directors standing for re-election at the forthcoming Annual General Meeting. The Board is satisfied that each Director continues to contribute effectively and to demonstrate commitment to the role. A further evaluation will be conducted towards the end of 2005 to ensure the continued effectiveness of the Board in view of the changes that have been made recently.

Re-election

Each Director is re-elected by shareholders at the annual general meeting following his first appointment. The Company's Articles of Association provide for up to one-third of the Directors to retire by rotation each year, and the Board ensures that each Director is re-elected at least once every three years. Non-Executive Directors who have served for more than nine years are subject to annual re-election.

The Directors retiring and standing for re-election at this year's Annual General Meeting are Mr. C H Bailey, Mr. G S Menendez, Mr. J-P Luksic, Mr. P J Adeane, Mr. G A Luksic, Mr. J W Ambrus and Mr. J G Claro. Biographical details of these Directors are set out set out in the Report of the Directors on pages 47 and 48.

The Chairman confirms that the Board is satisfied that each of the Directors proposed for re-election continues to be effective and continues to demonstrate commitment to his role.

Directors' Attendance at Meetings in 2004

The number of Board and Committee meetings held during 2004, together with details of each Director's attendance, is set out below:

	Board	Audit	Nomination	Remuneration
Number held:	11	4	1	3
A A Luksic	4[1]	n/a	1[1]	n/a
J-P Luksic	11	n/a	n/a	n/a
P J Adeane	8	n/a	n/a	n/a
C H Bailey	10	4	-[2]	3
G S Menendez	10	4	1	3
R F Jara	10	2[3]	1	1[3]
D E Yarur	8[4]	2[5]	n/a	2[5]

[1] Mr. A A Luksic retired as a Director on 5 November 2004 and therefore could only have attended 9 Board meetings during the year.

[2] Mr. C H Bailey was unable to attend the Nomination Committee and Board meeting at which Mr. D E Yarur's appointment was approved. He was nevertheless fully consulted and, having discussed the matter with the other committee members, he consented to the appointment prior to the meeting.

[3] Mr. R F Jara stood down as a member of the Audit and Remuneration Committees on 10 May 2004 and therefore could only have attended 2 Audit Committee meetings and 1 Remuneration Committee meeting during the year.

[4] Mr. D E Yarur was appointed as a Director on 31 March 2004 and therefore could only have attended 9 Board meetings during the year.

[5] Mr. D E Yarur was appointed as a member of the Audit and Remuneration Committees on 10 May 2004 and therefore could only have attended 2 Audit Committee meetings and 2 Remuneration Committee meetings during the year.

All Directors attended the Annual General Meeting in June 2004.

Each Director withdrew from any meeting at which his own position was being considered.

Remuneration

The membership of the Remuneration Committee, a statement of the Company's policy on remuneration, and the remuneration details and shareholding interests of each Director are contained in the Report on Remuneration and Related Matters on pages 61 to 65.

Accountability and Audit

Financial Reporting

United Kingdom company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Group and the Company and of the profit or loss of the Group for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are prudent and reasonable;
- state whether applicable accounting policies have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare financial statements on the going concern basis unless it is inappropriate to presume that the Company will remain in business.

The Directors are also responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for the system of internal control, safeguarding the assets of the Company and hence for taking any reasonable steps for the prevention and detection of fraud and other irregularities.

The Board's statement on going concern is included in the Financial Review on page 32.

Internal Control

The Directors are responsible for the Group's system of internal control and reviewing its effectiveness. Any such system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Directors have established a process for identifying, evaluating and managing the significant risks faced by the Group. This process has been in place for the year under review and up to and including the date of approval of the 2004 Annual Report. This process is regularly reviewed by the Board and accords with the guidance set out in 'Internal Control: Guidance for Directors on the Combined Code' (the 'Turnbull Report'), adopted by the UK Listing Authority.

This process is based on a Group-wide analysis of risks and controls in conjunction with each operation which is reviewed and updated on an ongoing basis through the year. The analysis covers the assessment of financial, operational and compliance controls and risk management procedures including health, safety and environmental issues. These procedures are complemented by an internal audit programme to examine the operation of controls in key areas.

As part of its normal process, during 2004, the Board, in conjunction with the Audit Committee, conducted an overall review of the effectiveness of the Group's system of internal control covering all significant business risks.

Corporate Social Responsibility

The Board takes into account the social, environmental and ethical impact of its decisions and is responsible for the relevant policies of the Group. Through the Group's risk management processes described under Internal Control above, key issues of social responsibility are identified and assessed. More information on corporate social responsibility is given on pages 35 to 43 of the Annual Report.

'Whistleblowing' Procedures

The Audit Committee, whose other functions are described below, is responsible for reviewing arrangements by which employees of the Group may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters. These matters were considered by the Audit Committee in 2004, and 'whistleblowing' procedures have now been approved by the Board. These include the development of an Ethics Code which is being introduced across the Group, which includes a procedure to enable employees to raise concerns, anonymously if necessary. An Ethics Committee, has also been formed which is responsible for implementing, developing and updating this code and investigating any allegations of impropriety. The Ethics Committee reports directly to the Audit Committee.

Audit Committee and Auditors

The Audit Committee currently comprises Mr. C H Bailey (chairman), Mr. G S Menendez and Mr. D E Yarur, all of whom are considered by the Board to be independent Non-Executive Directors. Mr. Yarur was appointed to the Audit Committee on 10 May 2004 and Mr. R F Jara stood down from the Committee on the same date.

The Audit Committee meets at least twice (and normally four times) a year with the external auditors in attendance. The Audit Committee's purpose is to assist the Board in meeting its responsibilities relating to financial reporting and control matters. In particular, it reviews the scope and nature of the audit and issues arising from it and is responsible for ensuring the independence of the external auditors (including their objectivity and effectiveness), monitoring the provision of any non-audit services and for making recommendations to the Board for the appointment, reappointment or removal of the external auditors. It reviews the internal control and risk assessment procedures adopted by the Group described in the section on internal controls above. It also monitors the integrity of the financial statements and Directors' statements on internal controls and reviews the going concern basis prior to endorsement by the Board. The terms of reference of the Audit Committee are available from the Company's registered office and may be viewed on the Company's website – www.antofagasta.co.uk.

The Audit Committee is authorised by the Board to investigate any activity within its terms of reference. It is authorised to seek any information it requires from any employees and all employees are directed to co-operate with any request made by the Audit Committee.

The Company's external auditors, Deloitte & Touche LLP, have provided non-audit services to the Company, principally relating to tax compliance in 2004 and which amounted to less than US$0.1 million. The Audit Committee has reviewed the level of these services in the course of the year and is confident that the objectivity and independence of the auditors are not in any way impaired by reason of such non-audit work. The Audit Committee has also considered the effectiveness of the external audit function through the year through meetings with Deloitte & Touche LLP, a review of their audit plan and a consideration of the results of work performed by the external auditors prior to release of the interim and full year results.

Relations with Shareholders

Directors and senior management regularly meet with institutional shareholders and analysts in the United Kingdom, Chile and the United States. The Chairman and the Senior Independent Director, Mr. C H Bailey, also attend a number of meetings with major shareholders during the year. Other Non-Executive Directors are given the opportunity to meet with major shareholders and attend meetings if requested to do so by shareholders. These meetings ensure that the Board is able to develop an understanding of the views of the Company's major investors.

The Company carries out a formal programme of presentations to update institutional shareholders and analysts on developments in the Group after the announcement of the interim and full year results. In addition, mine production, transport tonnages and water volumes are published on a quarterly basis. Copies of these results and production announcements, presentations and other press releases issued by the Company are available on its website.

The Company's Annual General Meeting is also used as an opportunity to communicate with both institutional and private shareholders and the Board of Directors encourages their attendance. At the meeting, the Company complies with the Combined Code as it relates to voting, including votes withheld, the separation of the resolutions and the attendance of committee chairmen.

Statement of Compliance with the Detailed Provisions of the Combined Code

As explained above, the Company complied with the detailed code provisions contained in the Combined Code throughout 2004 except as follows:

- Mr. J-P Luksic did not meet the relevant independence criteria at the time of his appointment as Chairman on 5 November 2004, as he was then Chief Executive Officer of Antofagasta Minerals S.A., the Group's mining division. Following the appointment of Mr. J-P Luksic as Chairman, the Board does not have a separately identified Chief Executive (provisions A2.1 and A2.2);
- Until Mr. D E Yarur was appointed as a Director on 31 March 2004, independent Non-Executive Directors did not comprise half the Board (excluding the Chairman) (provision A.3.2);
- Until Mr. A A Luksic retired from the Board on 5 November 2004, a majority of members of the Nomination Committee were not independent Non-Executive Directors (provision A.4.1);
- Until Mr. R F Jara stood down from the Audit and Remuneration Committees on 10 May 2004 and was replaced by Mr. D E Yarur, these two Committees were not comprised entirely of independent Non-Executive Directors (provisions B.2.1 & C.3.1); and
- Performance related pay measures do not apply to all Executive Directors (provision B.1.1).

This report meets the requirements of the Directors' Remuneration Report Regulations 2002 ('the Regulations'). It also meets the relevant requirements of the Listing Rules of the Financial Services Authority and describes how the Board has applied the Principles of Good Governance and Code of Best Practice ('the Combined Code') relating to Directors' remuneration. The Combined Code was issued in July 2003 and applied to Antofagasta plc during the 2004 financial year.

During the year under review, the Company complied with the detailed code provisions set out in Section B of the Combined Code except as follows:

- As explained on page 62, performance related pay measures did not apply to all Executive Directors (provision B.1.1); and
- Until Mr. R F Jara stood down from the Remuneration Committee and was replaced by Mr. D E Yarur on 10 May 2004, the Remuneration Committee was not comprised entirely of independent Non-Executive Directors (provision B.2.1).

The Regulations require the auditors to report to the Company's members on the 'auditable part' of this report and to state whether in their opinion that part has been properly prepared in accordance with the Companies Act 1985 (as amended by the Regulations). The report has therefore been divided into separate sections for unaudited and audited information.

Unaudited Information

Remuneration Committee

Membership

The membership of the Remuneration Committee during the year was as follows:

Mr. G S Menendez (member throughout the year and Chairman from 10 May 2004);
Mr. C H Bailey (member throughout the year and Chairman until 10 May 2004);
Mr. D E Yarur (member from 10 May 2004);
Mr. R F Jara (member until 10 May 2004).
Mr. Menendez, Mr. Bailey and Mr. Yarur were considered by the Board to be independent Non-Executive Directors throughout 2004.

Responsibilities

The responsibilities of the Remuneration Committee are fully set out in its Terms of Reference which are available on the Company's website. The Committee is responsible for setting remuneration policy and reviewing the remuneration of the Executive Directors and in doing so, it consulted Mr. A A Luksic, who was the Chairman of Antofagasta plc until 5 November 2004 and now consults the current Chairman, Mr. J-P Luksic. The Remuneration Committee is also responsible for monitoring the level and structure of remuneration of Group senior management.

The remuneration of Non-Executive Directors is determined by the Board as a whole. No Director participates in the determination of his own remuneration.

Company Policy on Directors' Pay and Bonuses

The Company's policy is to ensure that Directors are fairly rewarded with regard to responsibilities undertaken, and considers comparable pay levels in the United Kingdom and in Chile. Corporate and individual performance are taken into account in setting pay levels for each Executive Director, and this is reviewed on an annual basis. In determining pay levels for Non-Executive Directors, the time commitment and responsibilities undertaken are taken into account.

The Board did not consider it appropriate to make regular performance-related pay awards such as bonuses to either Mr. A A Luksic (who stepped down from the Board on 5 November 2004) or Mr. P J Adeane. One Executive Director, Mr. J-P Luksic, received an annual bonus for 2004 in his capacity as Chief Executive Officer of Antofagasta Minerals S.A. based on personal and divisional performance. Mr. J-P Luksic stepped down as Chief Executive Officer of Antofagasta Minerals S.A. on 26 November 2004 following his appointment as Chairman of Antofagasta plc. The bonus is paid to Goldstream Finance Limited and is disclosed in the remuneration table on page 64.

The Group has paid Mr. R F Jara for advisory services to the Group. It has also retained Jara del Favero, a law firm of which Mr. R F Jara was a partner for part of the year, to provide legal services to the Group. The Board has taken these payments into account in determining his fees as a Non-Executive Director.

No Directors currently receive pension contributions.

Service Contracts

Mr. J-P Luksic has a contract for services with the Group which replaced his employment contract with Antofagasta Minerals S.A. in November 2004 after he stepped down as Executive President (Chief Executive Officer) of that company. The current contract for services has a one month notice period.

There is also a contract between Antofagasta Minerals S.A. and Portos Inversiones Ltda. for the provision of advisory services by Mr. R F Jara which also has a one month notice period.

No other Directors have service contracts with the Company and therefore no other notice periods apply.

Share Options and Long-Term Incentive Schemes

No arrangements exist either to enable Directors to acquire benefits through the acquisition of shares in the Company or any of its subsidiary undertakings, to benefit through profit-related pay or share option schemes or to participate in any long-term incentive schemes.

Directors' Interests

The Directors' beneficial interests, including family interests, in the shares of the Company at the beginning and end of the year were as follows:

	Ordinary shares of 5p each		5% Cumulative Preference shares of £1 each	
	31 December 2004	1 January 2004	31 December 2004	1 January 2004
Dolberg Finance Corporation	*	100,000,000	–	1,882,396
Lanzville Investment Establishment	*	27,863,408	–	–
A A Luksic	*	346,838	–	–
P J Adeane	**20,000**	20,000	–	–
C H Bailey	**13,000**	13,000	–	–

* With effect from 8 March 2004, Dolberg Finance Corporation and Lanzville Investment Establishment transferred their holdings in the Company to Metalinvest Establishment and Sandypoint Establishment respectively, both of which are controlled by the E. Abaroa Foundation, which is controlled by Mr. A A Luksic and his family interests. As Mr. Luskic retired from the Board during the year, these holdings are not included in the table of Directors' interests at 31 December 2004 but are included in the table of substantial shareholdings on page 49.

The remaining Directors had no beneficial interest in the shares of the Company during the year other than the interests in the table set out above. No Director had any material interest in any other contract with the Company or its subsidiary undertakings during the year other than in the ordinary course of business.

Performance Graph

The following graph shows the Company's performance compared to the performance of the FTSE All Share Index over a five-year period, measured by total shareholder return (as defined below). The FTSE All Share Index has been selected as an appropriate benchmark as it is the most broadly based index to which the Company belongs and which relates to the London Stock Exchange, the market where the Company's ordinary shares are traded.

Total shareholder return is calculated to show a theoretical growth in the value of a shareholding over a specified period, assuming that dividends are reinvested to purchase additional shares at the closing price applicable on the ex-dividend date. Total shareholder return for the FTSE All Share Index is calculated by aggregating the returns of all individual constituents of the FTSE at the end of the five-year period.


Total Shareholder Return – Antofagasta plc vs FTSE All Share Index
Total Return Basis Index – 1 January 2000 = 100
350
300
250
200
150
100
50
0
1 Jan 2000
1 Jan 2001
1 Jan 2002
1 Jan 2003
1 Jan 2004
31 Dec 2004
Antofagasta plc
FTSE All Share Index
Source – Datastream

Audited Information

Remuneration

The remuneration of the Directors in the year is detailed below. Amounts paid to Directors are set out below in US dollars. Amounts paid in sterling or Chilean pesos have been translated at average rates for the relevant year, which are set out in Note 1 to the financial statements.

Directors' Remuneration

	Base salary and fees		Bonus		Benefits		Other		Total remuneration	
	2004 US$'000	2003 US$'000	2004 US$'000	2003 US$'000	2004 US$'000	2003 US$'000	2004 US$'000	2003 US$'000	2004 US$'000	2003 US$'000
Chairman and Executive Directors										
Luksburg Foundation	641	669	-	-	-	-	-	-	641	669
A A Luksic	236	226	-	-	-	-	-	-	236	226
Goldstream Finance Ltd	-	-	400	325	-	-	-	-	400	325
J-P Luksic	581	467	-	-	-	-	463	-	1,044	467
P J Adeane	362	303	-	-	23	33	-	-	385	336
Non-Executive Directors										
C H Bailey	48	33	-	-	-	-	-	-	48	33
G S Menendez	71	39	-	-	-	-	-	-	71	39
Portos Inversiones Ltda.	254	178	-	-	-	-	-	-	254	178
R F Jara	78	68	-	-	-	-	-	-	78	68
D E Yarur	29	-	-	-	-	-	-	-	29	-
	2,300	1,983	400	325	23	33	463	-	3,186	2,341

Remuneration for the provision of certain services by Mr. A A Luksic until his resignation from the Board was paid to Luksburg Foundation. Remuneration for the provision of certain services by Mr. R F Jara was paid to Portos Inversiones Ltda. The bonus in respect of Mr J-P Luksic was paid to Goldstream Finance Limited. These amounts are disclosed separately in the table above.

As explained in connection with service contracts above, Mr. J-P Luksic's employment contract with Antofagasta Minerals S.A. was terminated in November 2004 when he ceased to be Chief Executive Officer of that company. In accordance with normal employment terms in Chile, this contract provided for a termination payment (severance indemnity) at the rate of one month for each year of service together with accrued holiday pay. The termination payment amounted to Ch$276 million (equivalent to US$463,280) and is included under other items in the table of Directors' remuneration above.

Mr. R F Jara is a consultant to Jara del Favero, a law firm based in Santiago, of which he ceased to be a partner during 2004. During the year, the Group paid Jara del Favero US$60,117 (2003 - US$110,216) for advisory services provided by Mr. Jara. The Group also paid US$28,467 (2003 - US$365,022) for other legal work provided to the Group during the period Mr. Jara was a partner.

Approved on behalf of the Board



G S Menendez
Chairman of the Remuneration Committee
3 May 2005

Independent Auditors' Report to the Members of Antofagasta plc

We have audited the financial statements of Antofagasta plc for the year ended 31 December 2004 which comprise the consolidated profit and loss account, the consolidated statement of total recognised gains and losses, the note of historical cost profits and losses, the consolidated and parent company balance sheets, the consolidated cash flow statement, the reconciliation of net cash flow to movement in net cash/(debt) and the related Notes 1 to 27. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in that part of the Report on Remuneration and Related Matters which is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors

As described in the statement of Directors' responsibilities, the Company's Directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the Annual Report including the Report on Remuneration and Related Matters. Our responsibility is to audit the financial statements and that part of the Report on Remuneration and Related Matters described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and that part of the Report on Remuneration and Related Matters described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Report of the Directors is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the July 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the Report of the Directors and the other information contained in the annual report for the above year as described in the contents section including the unaudited part of the Report on Remuneration and Related Matters and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of Audit Opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Report on Remuneration and Related Matters described as having been audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and that part of the Report on Remuneration and Related Matters described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and that part of the Report on Remuneration and Related Matters described as having been audited.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2004 and of the profit of the Group for the year then ended; and
- the financial statements and that part of the Report on Remuneration and Related Matters described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
3 May 2005

Consolidated Profit and Loss Account

	Notes	2004 US$m	Restated 2003 US$m
Turnover – continuing operations	2	1,908.7	978.0
Operating profit – continuing operations	2,3	1,175.2	387.3
Income from fixed asset investments		–	0.1
Profit on disposal of fixed asset investments		–	1.1
Net interest payable	4	(12.5)	(31.3)
Profit on ordinary activities before tax	2	1,162.7	357.2
Tax on profit on ordinary activities	6	(238.7)	(64.4)
Profit on ordinary activities after tax		924.0	292.8
Minority interests – equity		(365.7)	(112.1)
Profit for the financial year		558.3	180.7
Dividends			
Preference shares – non equity	7	(0.2)	(0.2)
Ordinary shares – equity			
(including special dividend in 2004; excluding demerger dividend in 2003)	7	(155.8)	(69.0)
Demerger dividend – equity	7	–	(181.5)
Transferred to/(from) reserves		402.3	(70.0)

	Notes	2004 cents	2003 cents
Earnings per share	9	283.1	91.5
Ordinary dividends per share – equity (including special dividend in 2004; excluding demerger dividend in 2003)	7	79.0	35.0

Continuing operations

Turnover and operating profit are derived from continuing operations. There were no discontinued operations in either year. As explained in Note 1(b), turnover has been restated after deducting tolling charges for concentrate sales and prior year comparatives have been restated accordingly.

The movement in reserves for the year is analysed in Note 8.

Earnings per share

There was no potential dilution of ordinary shares in either 2003 or 2004.

Notes

The notes on pages 73 to 107 form part of these financial statements.

Consolidated Statement of Total Recognised Gains and Losses

For the year ended 31 December 2004

	Note	2004 US$m	2003 US$m
Profit for the financial year		**558.3**	180.7
Foreign currency exchange difference on net investment	*1(d)*	**14.5**	15.5
Total gains and losses recognised during the year		**572.8**	196.2

Foreign currency exchange differences relating to share capital and share premium are included in the overall exchange movement in the consolidated statement of total recognised gains and losses.

Note of Historical Cost Profit and Losses

The results as disclosed in the consolidated profit and loss account on page 68, and for the Parent Company as disclosed in Note 8, are not materially different from the results as calculated on an unmodified historical cost basis.

Consolidated Balance Sheet

At 31 December 2004

	Notes	2004 US$m	2003 US$m
Fixed assets			
Intangible assets	*10*	**93.2**	90.6
Tangible assets	*11*	**1,804.3**	1,863.2
Investment in associate	*13*	**2.9**	-
Other investments	*14*	**0.3**	0.4
		1,900.7	1,954.2
Current assets			
Stocks	*15*	**69.9**	60.5
Debtors - amounts falling due after more than one year	*16*	**24.5**	29.0
Debtors - amounts falling due within one year	*16*	**274.8**	166.7
Current asset investments (term deposits)	*19(a)*	**877.0**	188.1
Cash at bank and in hand	*19(a)*	**4.4**	7.6
		1,250.6	451.9
Creditors – *amounts falling due within one year*			
Loans	*18*	**(104.7)**	(166.7)
Trade and other creditors	*17*	**(297.5)**	(94.9)
Dividends payable	*7*	**(126.2)**	(47.3)
		(528.4)	(308.9)
Net current assets		**722.2**	143.0
Total assets less current liabilities		**2,622.9**	2,097.2
Creditors – *amounts falling due after more than one year*			
Loans	*18*	**(494.2)**	(690.8)
Provisions for liabilities and charges	*20*	**(217.1)**	(157.4)
Net assets		**1,911.6**	1,249.0
Capital and reserves			
Called up share capital			
Preference shares - *non equity*	*21*	**3.9**	3.5
Ordinary shares - equity	*21*	**18.9**	17.5
		22.8	21.0
Reserves - equity			
Share premium account	*8*	**326.3**	300.4
Revaluation reserve	*8*	**16.3**	15.7
Profit and loss account	*8*	**957.3**	568.8
Shareholders' funds (including non-equity interests)	*22*	**1,322.7**	905.9
Minority interests – equity		**588.9**	343.1
		1,911.6	1,249.0

Approved by the Board and signed on its behalf on 3 May 2005.

J-P Luksic
P J Adeane
Directors





The notes on pages 73 to 107 form part of these financial statements.

Parent Company Balance Sheet

At 31 December 2004

	Notes	2004 US$m	2003 US$m
Fixed assets			
Investments in subsidiaries	12	802.3	662.9
Current assets			
Debtors – amounts falling due within one year			
– other debtors	16	–	0.2
– amounts owed by subsidiaries	12	6.5	–
Current asset investments (term deposits)		2.2	88.9
Cash at bank and in hand		0.4	0.4
		9.1	89.5
Creditors – amounts falling due within one year			
Other creditors		(0.5)	(0.5)
Amounts owed to subsidiaries		(300.9)	(299.9)
Dividends payable	7	(126.2)	(47.3)
		(427.6)	(347.7)
Net current liabilities		(418.5)	(258.2)
Total assets less current liabilities		383.8	404.7
Capital and reserves			
Called up share capital			
Preference shares – non equity	21	3.9	3.5
Ordinary shares – equity	21	18.9	17.5
		22.8	21.0
Reserves – equity			
Share premium account	8	326.3	300.4
Profit and loss account	8	34.7	83.3
Shareholders' funds (including non-equity interests)	22	383.8	404.7

Approved by the Board and signed on its behalf on 3 May 2005.

J-P Luksic
Directors
P J Adeane



The notes on pages 73 to 107 form part of these financial statements.

Consolidated Cash Flow Statement

For the year ended 31 December 2004

	Notes	2004 US$m	2003 US$m
Net cash inflow from operating activities	*23(a)*	**1,253.5**	510.2
Returns on investment and servicing of finance	*23(b)*	**(134.9)**	(108.7)
Taxation - overseas tax paid		**(14.3)**	(12.9)
Capital expenditure and financial investment	*23(b)*	**(80.1)**	(78.2)
Acquisitions and disposals	*23(b)*	**2.8**	(195.2)
Equity dividends paid		**(76.5)**	(58.2)
Cash inflow before management of liquid resources and financing		**950.5**	57.0
Management of liquid resources - net (increase)/decrease in term deposits	*23(c)*	**(689.4)**	52.9
Financing	*23(b)*	**(263.3)**	(111.4)
Net cash outflow in the year		**(2.2)**	(1.5)

Reconciliation of Net Cash Flow to Movement in Net Cash/(Debt)

For the year ended 31 December 2004

	Notes	2004 US$m	2003 US$m
Net cash outflow in the year		**(2.2)**	(1.5)
Cash outflow from decrease in debt		**263.3**	111.4
Cash outflow/(inflow) from increase/(decrease) in liquid resources		**689.4**	(52.9)
Change in net debt resulting from cash flows	*23(c)*	**950.5**	57.0
Interest accrued on long-term balances and amortisation of deferred financing costs		**(3.5)**	(1.5)
New leases		**(0.8)**	(1.3)
Foreign currency exchange difference on net investment		**(1.9)**	(3.1)
Movement in net cash/(debt) in the year		**944.3**	51.1
Net debt at 1 January	*23(c)*	**(661.8)**	(712.9)
Net cash/(debt) at 31 December	*23(c)*	**282.5**	(661.8)

1 Accounting Policies

a) Basis of accounting and functional currency

The financial statements are prepared under the historical cost convention as modified by the revaluation of certain fixed assets (as described in Note 11) and in accordance with applicable accounting standards in the United Kingdom.

The functional reporting currency of the Group is US dollars, the principal currency in which the Group operates and in which assets and liabilities are held. Share capital is denominated in sterling and, for the purposes of reporting in US dollars, share capital and share premium are translated at the period end rate of exchange. As explained in Note 7, dividends are paid in either US dollars or sterling.

b) Change in presentation of turnover

Los Pelambres produces copper and molybdenum concentrates, which are sold to smelters and roasting plants respectively for further processing. Previously, turnover was measured based on the metallic content of the copper or molybdenum contained in the concentrate sold, and tolling charges (representing the margin earned by the smelter or roasting plant in processing the concentrate sold) were included in cost of sales.

As Los Pelambres does not retain any interest in the concentrate when sold, turnover has been restated by deducting tolling charges, previously included in cost of sales, to present the selling arrangements more appropriately.

The effect of this restatement on Group turnover is as follows:

	2004 US$m	2003 US$m
Group turnover – previous basis	**2,037.1**	1,076.2
Tolling charges previously included in cost of sales	**(128.4)**	(98.2)
Group turnover – revised basis	**1,908.7**	978.0

The change in presentation has no effect on EBITDA, operating profit, profit before tax, net assets or shareholders' funds in either year.

c) Group financial statements and basis of consolidation

The financial statements of the Group incorporate the consolidated assets, liabilities and results of the Company and its subsidiary undertakings ('subsidiaries'). The results of subsidiaries acquired or disposed of are included in the financial statements from the effective date of acquisition or up to the effective date of disposal.

1 Accounting Policies (continued)

d) Currency translation

Assets and liabilities denominated in foreign currencies are translated into US dollars at year end rates of exchange. Results denominated in foreign currencies have been translated into US dollars at the average rate for each year. As explained in the Report of the Directors on page 46, the interim dividend was converted at US$1.8151 = £1, and the final dividend was converted at US$1.9183 = £1.

	Year end rates		Average rates	
2004	**US$1.9257 = £1;**	**US$1 = Ch$557**	**US$1.8457 = £1;**	**US$1 = Ch$607**
2003	US$1.7727 = £1;	US$1 = Ch$594	US$1.6321 = £1;	US$1 = Ch$692

Exchange gains or losses principally arising from the translation of branch and subsidiary balances, hedging foreign currency denominated investments, and the restatement of results at the average rate, are taken directly to the Statement of Total Recognised Gains and Losses.

e) Goodwill

Purchased goodwill is the difference between the cost of an acquisition and the aggregate fair values of the identifiable assets and liabilities acquired. Any purchased goodwill is capitalised in the balance sheet at cost and amortised through the profit and loss account on a straight line basis over its useful economic life. The gain or loss on subsequent disposal will include any attributable goodwill. Internally generated goodwill is not capitalised.

Prior to 1998, purchased goodwill was eliminated against the profit and loss reserve and negative goodwill was credited to a separate capital reserve account. As permitted under the transitional arrangements of FRS 10 'Goodwill and Intangible Assets' adopted in the 1998 financial statements, such amounts previously written off or credited to reserves were not reinstated as an asset, but will be charged or credited to the profit and loss account on disposal of the business to which they relate.

f) Intangible fixed assets

In 2003, the Group's wholly owned subsidiary, Aguas de Antofagasta S.A., was awarded a 30 year concession to operate the water rights and facilities in the Antofagasta Region of Chile previously controlled by Empresa de Servicios Sanitarios de Antofagasta S.A. ('ESSAN').

An intangible fixed asset (a 'concession right') has been recognised in respect of the right to use those assets transferred by way of concession whose useful lives extend substantially beyond the period of the concession. The concession right was measured as the difference between the cost of the concession and the fair values of the assets and liabilities recognised on acquisition. The concession right is amortised on a straight-line basis over the life of the concession.

g) Tangible fixed assets and depreciation

Fixed assets are stated at cost or, where previously revalued prior to the implementation of FRS 15, 'Tangible Fixed Assets', at the revalued book amount as permitted under the transitional provisions of FRS 15. In determining cost, only costs directly attributable to bringing a fixed asset into working condition are capitalised. Such costs include financing costs and the costs associated with a commissioning period until commercial levels of production have been achieved. Non-incremental costs, including overhead costs incurred during a start-up period, are expensed.

1 Accounting Policies (continued)

Depreciation is provided on the following bases:

i) Land and mining properties – mining properties including capitalised costs are depreciated in proportion to the volume of ore extracted in the year compared with total proven, probable and possible reserves. Freehold land is not depreciated.

ii) Buildings and infrastructure – straight-line basis over 10 to 25 years.

iii) Rail track and trackside equipment – straight-line basis over 20 to 25 years.

iv) Locomotives and rolling stock – straight-line basis over 10 to 20 years.

v) Machinery, equipment and other assets – straight-line basis over 5 to 10 years.

vi) Assets under construction – no depreciation until asset is available for use.

h) Associates

Associated undertakings ('associates') are accounted for under the equity method. The consolidated profit and loss account and statement of total recognised gains and losses include the Group's share of its associates' results and share of its associates' other recognised gains and losses respectively. The consolidated balance sheet includes the Group's share of the net assets of its associates, as adjusted for any goodwill and fair values on acquisition.

i) Other investments

Other investments are stated at cost unless, in the opinion of the Directors, there has been a permanent impairment in value. Income from other investments is recognised on a dividends received basis.

j) Turnover

Turnover represents the value of goods and services supplied during the year.

As explained in Note 1(b), turnover in respect of concentrate sales is stated net of tolling charges and comparatives have been restated to reflect the change in presentation.

In line with industry practice, copper concentrate sales agreements generally provide for provisional pricing of sales at the time of shipment with final pricing settlement based on the average LME copper price for specified future periods. Sales which remain open to final pricing at the year-end are valued in aggregate at the lower of provisional invoice prices and mark-to-market forward prices at the balance sheet date. Sales are subsequently adjusted for final pricing settlement when closed out the following year. Details are given in Note 2(b)(iii).

Molybdenum concentrate sales are normally also priced on a similar basis, and a similar accounting policy is adopted except that spot prices are used in place of forward prices at the balance sheet date due to the absence of a futures market.

1 **Accounting Policies** (continued)

k) Exploration expenditure

Exploration is expensed in the year in which it is incurred. When a decision is taken that a mining project is capable of production (normally when the project has reached the pre-feasibility stage) all further directly attributable pre-production expenditure is capitalised. As explained in 1(g) above, capitalisation of pre-production expenditure ceases when commercial levels of production are achieved.

l) Stocks

Stocks are included at the lower of cost or net realisable value. The replacement cost of stocks is not considered to be materially in excess of book value.

m) Pensions

The Group makes payments into private pension plans for a limited number of employees. These pension costs are charged to the profit and loss account in accordance with the contributions payable in the year. The Group does not provide any other post-retirement benefits.

n) Provision for severance indemnities

Provision is made for severance indemnities which are payable on termination of employment or on the eventual closure of an operation with a finite life, based on the net present value of estimated future costs. The release of the discount applied in establishing the net present value of future costs is charged to the profit and loss account in each accounting period and is disclosed as a financing cost.

o) Provision for decommissioning and site rehabilitation costs

Provision is made for decommissioning and site rehabilitation costs in the accounting period when the related environmental impact occurs, based on the net present value of estimated future costs to rectify the environmental impact. Where an obligation is incurred in the course of acquiring or constructing tangible fixed assets, the discounted amount of the provision is capitalised and depreciated over the life of that asset. The release of the discount applied in establishing the net present value of future costs is charged to the profit and loss account in each accounting period and is disclosed as a financing cost.

p) Provision for termination of water concession

A provision for the termination of the water concession has been created for the fixed assets and working capital items under Aguas de Antofagasta's ownership to be transferred to the previous state-owned operator ESSAN at the end of the concession period. The provision is based on the net present value of the estimated value of these assets and liabilities in existence at the end of the concession. The release of the discount applied in establishing the net present value of future costs is charged to the profit and loss account in each accounting period and is disclosed as a financing cost.

q) Deferred tax

Deferred tax is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current legislation. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements.

1 Accounting Policies (continued)

No deferred tax is recognised on the unremitted earnings of Chilean and other overseas subsidiaries, except to the extent that it is expected that any tax will become payable in the foreseeable future.

r) Cash and net liquid resources

Cash at bank and in hand includes amounts held in current accounts and demand deposits. For the purposes of the cash flow statement, liquid resources include cash on deposit maturing within twelve months.

s) Leases

Tangible fixed assets acquired under finance leases are included in the balance sheet at their equivalent capital value and depreciated over their useful lives. The corresponding liabilities are recorded as a loan creditor and the interest element of the finance lease rentals is charged to the profit and loss account in proportion to the amounts outstanding.

Rentals under operating leases are charged on a straight-line basis over the lease terms.

t) *Derivative financial instruments*

The Group uses derivative instruments to reduce exposure to foreign exchange, interest rate and commodity price movements. Derivative instruments are entered into for hedging purposes only.

i) Commodity instruments: each hedging instrument is allocated against future production at the time of entering into the hedging instrument. All gains and losses on hedging instruments are included in turnover when designated production is sold. Premiums paid for individual options used to hedge future production are recognised as a deduction from turnover when the designated production is sold. If the option lapses or is exercised and immediately settled, the premium paid is recognised as an expense on the option expiry date.

ii) Financial instruments: interest rate swap agreements are used to fix or limit variations in interest rates on borrowings. The differential payments made under such swaps are recognised by an adjustment to interest payable. Forward exchange contracts are used to hedge transaction exposures. These instruments are revalued at the balance sheet date with net unrealised losses and gains included in other debtors and other creditors and allocated against the underlying transaction when the hedged transactions occurs. Gains and losses arising from instruments in respect of construction projects have been capitalised.

2 Segmental Information

a) Turnover by geographical destination

	2004 US$m	Restated 2003 US$m
UK	**31.6**	10.3
Rest of Europe	**619.2**	294.4
Chile	**296.5**	138.7
Rest of Latin America	**64.3**	52.0
North America	**179.9**	55.3
Asia Pacific/other	**717.2**	427.3
	1,908.7	978.0

2 Segmental Information (continued)

b) Turnover by operation

	2004 US$m	Restated 2003 US$m
Los Pelambres	**1,338.5**	639.0
El Tesoro	**296.7**	167.2
Michilla	**142.9**	95.6
Mining	**1,778.1**	901.8
Railway and other transport services	**85.7**	75.8
Water concession (acquired 29 December 2003)	**44.9**	0.4
	1,908.7	978.0

Operations are wholly based in Latin America.

Notes to turnover by operation

i) Inter-segmental sales

Turnover from Railway and other transport services is stated after eliminating inter-segmental sales to the mining division of US$6.9 million (2003 – US$5.2 million).

ii) Los Pelambres turnover by type of metal

Los Pelambres produces and sells copper and molybdenum concentrates and is also credited for the gold and silver content in its copper concentrate. Turnover by type of metal is analysed below. El Tesoro and Michilla do not generate by-products from their copper cathode operations.

	2004 US$m	Restated 2003 US$m
Copper	**991.1**	531.0
Molybdenum	**331.1**	97.1
Gold and silver	**16.3**	10.9
	1,338.5	639.0

iii) Provisional pricing

Copper

Copper concentrate agreements generally provide for provisional pricing at the time of shipment with final pricing settlement based on the average LME copper price for specified future periods, typically four months after shipment (known as 'M+4'). The accounting policy for such sales is set out in Note 1(j).

2 Segmental Information (continued)

b) Turnover by operation (continued)

Revenues in the year to 31 December 2004 included total positive pricing adjustments of US$94.5 million, of which US$32.0 million related to sales of concentrates during 2004 and US$62.5 million related to sales of concentrates open at 31 December 2003. Revenues in the year to 31 December 2003 included total positive pricing adjustments of US$38.3 million, of which US$29.5 million related to sales of concentrates during 2003 and US$8.8 million related to sales of concentrates open at 31 December 2002.

At 31 December 2004, copper sales totalling 134,605 tonnes remained to be finally priced, and were recorded at that date at an average price of 137.7 cents per pound based on provisional invoices. The average fair value price of these sales, based on forward prices at 31 December 2004, was 143.2 cents per pound, representing an unrecognised gain of US$16.5 million at that date (2003 – unrecognised gain of US$22.9 million).

Molybdenum

Molybdenum concentrate agreements generally provide for provisional pricing at the month prior to shipment with final pricing settlement based on the average molybdenum prices for specified future periods, typically two months after shipment. The accounting policy for such sales is set out in Note 1(j).

Revenues in the year to 31 December 2004 included total positive pricing adjustments of US$78.5 million, of which US$70.3 million related to sales of concentrates during 2004 and US$8.2 million related to sales of concentrates open at 31 December 2003. Revenues in the year to 31 December 2003 included total positive pricing adjustments of US$7.1 million, of which US$7.0 million related to sales of concentrates during 2003 and US$0.1 million related to sales of concentrates open at 31 December 2002.

At 31 December 2004, molybdenum sales totalling 1,700 tonnes remained to be finally priced, and were recorded at that date at an average price of US$22.74 per pound based on provisional invoices. The average fair value price, based on spot prices at 31 December 2004, was US$30.95 per pound, representing an unrecognised gain of US$30.7 million at that date (2003 – unrecognised gain of US$4.5 million).

iv) Commodity hedging

Details of commodity hedging and the impact on turnover are given in Note 19(c).

2 Segmental Information (continued)

c) Earnings before tax, interest, depreciation and amortisation (EBITDA) by operation

	2004 US$m	2003 US$m
Los Pelambres	1,048.1	402.9
El Tesoro	180.2	78.8
Michilla	49.0	14.0
Exploration	(10.3)	(3.5)
Corporate and other items	(10.1)	(11.0)
Mining	1,256.9	481.2
Railway and other transport services	41.8	42.9
Water concession (acquired 29 December 2003)	30.1	0.2
	1,328.8	524.3

EBITDA is calculated by adding back depreciation, amortisation and other amounts written off fixed assets (see Note 2(d)) to operating profit (see Note 2(e)).

As explained in Note 2(e), in 2003, the Railway and other transport services division included other operating income of US$6.5 million.

d) Depreciation and amortisation by operation

	2004 US$m	2003 US$m
Los Pelambres	80.2	89.6
El Tesoro	22.3	20.2
Michilla	13.9	17.5
Corporate and other items	0.4	0.6
Mining	116.8	127.9
Railway and other transport services	9.4	8.9
Water concession (acquired 29 December 2003)	8.3	-
Total depreciation and amortisation	134.5	136.8
Other amounts written off fixed assets included in operating profit	19.1	0.2
	153.6	137.0

2 Segmental Information (continued)

e) Operating profit/(loss) by operation and profit before tax

	2004 US$m	2003 US$m
Los Pelambres	**964.8**	313.3
El Tesoro	**152.0**	58.5
Michilla	**27.0**	(3.6)
Exploration	**(10.3)**	(3.5)
Corporate and other items	**(10.6)**	(11.6)
Mining	**1,122.9**	353.1
Railway and other transport services	**30.6**	34.0
Water concession (acquired 29 December 2003)	**21.7**	0.2
Operating profit	**1,175.2**	387.3
Income from fixed asset investments	**–**	0.1
Profit on disposal of fixed asset investments	**–**	1.1
Net interest payable	**(12.5)**	(31.3)
Profit before tax	**1,162.7**	357.2

Operations are wholly based in Latin America.

In 2003, operating profit at the Railway and other transport services division included other operating income of US$6.5 million for the cancellation of a contract for additional tonnages by a customer.

f) Capital expenditure by operation

	2004 US$m	2003 US$m
Los Pelambres	**47.7**	62.4
El Tesoro	**10.0**	9.6
Michilla	**14.8**	10.8
Corporate and other items	**0.2**	0.2
Mining	**72.7**	83.0
Railway and other transport services	**7.1**	9.9
Water concession (acquired on 29 December 2003)	**1.4**	-
	81.2	92.9

Capital expenditure represents purchase of tangible fixed assets stated on an accruals basis (see Note 11) and therefore differs from the amount included in the cash flow statement (see Note 23(b)) which represents actual cash paid in the year.

2 Segmental Information (continued)

g) Net assets by operation

	2004 US$m	2003 US$m
Los Pelambres	**1,123.4**	1,240.1
El Tesoro	**306.1**	337.1
Michilla	**68.3**	75.1
Corporate and other items	**(2.2)**	2.1
Mining	**1,495.6**	1,654.4
Railway and other transport services	**107.2**	107.8
Water concession	**188.2**	195.5
Operating net assets	**1,791.0**	1,957.7
Fixed asset investments	**0.3**	0.4
Net cash/(debt)	**282.5**	(661.8)
Unallocated liabilities - Group dividend and provision for withholding taxes	**(162.2)**	(47.3)
Net assets	**1,911.6**	1,249.0

Net assets are stated before deducting minority interests, and are based principally in Latin America.

The Railway and other transport services division includes US$2.9 million (2003 - nil) for the carrying value of the investment in Antofagasta Terminal Internacional S.A. ('ATI') which was acquired in December 2004 and is treated as an investment in associate (see Note 13).

3 Operating Profit

	2004 US$m	Restated 2003 US$m
Turnover	**1,908.7**	978.0
Cost of sales	**(593.7)**	(490.2)
Gross profit	**1,315.0**	487.8
Administrative expenses	**(118.1)**	(88.6)
Provisions for decommissioning and site rehabilitation costs (Note 20)	**(1.2)**	(1.1)
Severance charges (Note 20)	**(3.2)**	(2.7)
Exploration costs written off	**(10.3)**	(3.5)
Other net operating expenses	**(7.0)**	(4.6)
Operating profit	**1,175.2**	387.3

Before including other amounts written off fixed assets of US$19.1 million (2003 - US$0.2 million), depreciation charges in 2004 amounted to US$134.5 million (2003 - US$136.8 million). Of this amount, US$132.3 million (2003 - US$133.4 million) is included in cost of sales and US$2.2 million (2003 - US$ 3.4 million) is included in administrative expenses.

4 Profit on Ordinary Activities Before Tax

		2004 US$m	2003 US$m
Profit on ordinary activities before tax is stated after crediting/(charging):			
Interest receivable		**19.2**	4.6
Interest payable			
- loans wholly repayable within five years		**(2.6)**	(1.6)
- loans wholly or partly repayable after five years		**(30.7)**	(29.8)
- finance leases		**(0.7)**	(1.3)
- release of discount relating to provisions (Note 20)		**(0.7)**	(1.1)
Net foreign exchange gains/(losses)		**3.0**	(2.1)
Net interest payable		**(12.5)**	(31.3)
Depreciation	- owned assets	**(129.9)**	(135.3)
	- finance leases	**(1.3)**	(1.5)
Other amounts written off fixed assets		**(19.1)**	0.2
Amortisation		**(3.3)**	-
Profit on disposal of fixed asset investments		**-**	1.1
Operating lease rentals	- plant and machinery	**28.2**	26.7
	- other	**3.0**	2.8
Auditors' remuneration	- Group audit fees	**(0.3)**	(0.3)
	- Company audit fees	**(0.1)**	(0.1)
	- Group non-audit fees	**(0.1)**	(0.1)
Wages and salaries		**(71.7)**	(55.3)
Social security costs		**(1.7)**	(1.3)

Pension contributions by the Group to defined contribution schemes amounted to less than US$0.1 million in both 2003 and 2004.

The average number of employees by location and class of business during the year was:

	2004 Number	2003 Number
Latin America		
- Mining	**1,366**	1,268
- Railway and other transport services	**1,251**	1,186
- Water concession (acquired 29 December 2003)	**221**	-
	2,838	2,454
United Kingdom		
- Administration	**4**	4
Total	**2,842**	2,458

In 2003, the average employee numbers did not include Aguas de Antofagasta as the water concession was acquired from ESSAN on 29 December 2003. In 2003, ESSAN had an average number of 241 employees prior to the transfer of the water concession.

5 Directors' Remuneration

	2004 US$m	2003 US$m
Fees	1.3	1.1
Salaries and other remuneration	1.9	1.2
	3.2	2.3

Further details of the remuneration of the Directors are given in the Report on Remuneration and Related Matters on page 64.

6 *Tax on Profit on Ordinary Activities*

a) Analysis of tax charge for the year

The Company and all its subsidiaries are tax resident outside the United Kingdom and accordingly the Group is not subject to United Kingdom corporation tax. Subsidiaries incorporated in Chile are liable to Chilean corporation tax at the rate of 17% (2003 - 16.5%), with further tax of 18% (2003 - 18.5%) payable on profits distributed outside Chile. Deferred tax is measured at the rates expected to apply in the period in which timing differences are expected to reverse. The Group tax charge for the year comprises current and deferred tax as set out below.

	2004 US$m	2003 US$m
Current tax charge for the year - Chilean corporation tax	183.9	9.6
Deferred tax charge for the year - origination and reversal of timing differences	54.8	54.8
Tax charge for the year	238.7	64.4

Other overseas corporation tax amounted to less than US$0.1 million in both years.

b) Analysis of deferred tax provision at the end of the year

The deferred tax provision at the end of the year is analysed below between its main components. The movement in the deferred tax provision during the year is analysed in Note 20 together with provisions for other liabilities and charges.

No deferred tax has been provided on gains recognised on the revaluation of freehold land and railway track as it is not envisaged that any tax will be payable in the foreseeable future. If these assets were sold at their revalued amounts, additional tax of US$2.8 million (2003 - US$2.6 million) could become payable. Further details of the revaluation are given in Note 11.

The deferred tax charge for the year includes US$36.0 million for withholding taxes relating to profits earned in Chile which are expected to be remitted abroad. This is the principal reason the effective tax rate for the year is 20.5% compared to the Chilean statutory tax rate of 17%. During 2003, withholding taxes provided amounted to US$8.6 million of which US$7.5 million was included in current tax and US$1.1 million included in deferred tax. This was the principal reason for an effective tax rate of 18.0% compared with the Chilean statutory rate that year of 16.5%.

6 Tax on Profit on Ordinary Activities (continued)

b) Analysis of deferred tax provision at the end of the year (continued)

Up to and including 2003, tax at Los Pelambres and El Tesoro was provided mainly on a deferred basis due to the absorption of tax losses. Under Chilean tax legislation, full relief is given for pre-operational costs on the start-up of a mining project, and capital allowances are available on an accelerated basis for expenditure relating to the construction or purchase of tangible fixed assets. These factors resulted in a large deferred tax liability between 2000 and 2003 when these initial costs were deducted for tax purposes but were not fully depreciated through the financial accounts. The tax losses arising on the relief on pre-operational costs and capital allowances were absorbed in early 2004, resulting in a significantly larger current tax charge and lower deferred tax charge at these operations compared with previous years. Current tax due at the end of 2004 is expected to be paid during the first half of 2005.

	2004 US$m	2003 US$m
Accelerated capital allowances	**161.3**	144.4
Provision for future withholding taxes	**37.1**	1.1
Timing differences on decommissioning, site rehabilitation and severance provisions	**(2.8)**	(1.3)
Short-term timing differences	**(0.5)**	(2.7)
Tax losses carried forward	**(7.0)**	(8.8)
Deferred tax provision at the end of the year	**188.1**	132.7

c) Principal factors affecting the current tax charge for the year

	2004		2003	
	US$m	**US$m**	US$m	US$m
Profit on ordinary activities before tax		**1,162.7**		357.2
Profit on ordinary activities multiplied by the standard rate of corporation tax in Chile of 17% (2003 - 16.5%)		**197.7**		58.9
Capital allowances in the year in excess of depreciation	**(16.3)**		(3.5)	
Provision for future withholding taxes	**(36.0)**		(1.1)	
Other timing differences reflected in deferred tax charge	**(0.7)**		-	
Reduction in offsetting tax losses	**(1.8)**		(50.2)	
Factors reflected in deferred tax charge for the year		**(54.8)**		(54.8)
Increase in future tax rates on deferred tax	**-**		1.7	
Impact of tax losses absorbed in period	**-**		(3.0)	
Effect of provision for future withholding taxes	**36.0**		1.1	
Factors causing the deferred tax charge to differ from the theoretical rate		**36.0**		(0.2)
Withholding taxes paid in the year	**-**		7.5	
Effect of exchange differences in local currency accounts	**(2.5)**		(2.8)	
Other differences (principally net losses in the year not subject to relief or offset and provision for disallowable items)	**7.5**		1.0	
Factors causing the current tax charge to differ from the theoretical rate		**5.0**		5.7
Current tax charge for the year		**183.9**		9.6

7 Dividends

	2004 cents per share	2004 US$m	2003 cents per share	2003 US$m
Dividends on ordinary shares – equity				
Interim paid	15	29.6	11	21.7
Final proposed				
- Ordinary	24	47.3	24	47.3
- Special	40	78.9	–	-
	79	155.8	35	69.0
Demerger dividend – equity		-		181.5
		155.8		250.5
Dividends on preference shares – non equity		0.2		0.2

Ordinary dividends

Dividends are declared in US dollars but may be paid in either dollars or sterling. Shareholders on the register of members with an address in the United Kingdom receive dividend payments in sterling, unless they elect to be paid in dollars. All other shareholders are paid by cheque in dollars, unless they have previously instructed the Company's registrar to pay dividends by bank transfer to a sterling bank account, or they elect for payment by cheque in sterling. The Company's registrar must receive any such election before the record date of 13 May 2005.

The Board has recommended a final dividend of 64 cents per ordinary share (2003 - 24 cents), which comprises an ordinary dividend of 24 cents and a special dividend of 40 cents. The final dividend will be paid on 15 June 2005 to shareholders on the Register at the close of business on 13 May 2005. Dividends are declared and paid gross. The exchange rate to be applied for the conversion of the final dividend will be £1 = US$1.9183, giving a final dividend to those shareholders paid in sterling of 33.3629 pence per ordinary share (2003 - 12.8404 pence).

An interim dividend of 15 cents per ordinary share (2003 - 11 cents) was paid on 8 October 2004. The exchange rate applied to the conversion of the ordinary dividend was £1 = US$1.8151, giving an interim dividend to those shareholders paid in sterling of 8.2640 pence per ordinary share (2003 - 6.8966 pence).

In October 2003, the Group made a dividend in specie of shares in Andsberg Limited (the 'demerger dividend'), which was recorded in the profit and loss account at the book value of the assets demerged (i.e. US$181.5 million in the consolidated financial statements and US$16.0 million in the parent company financial statements). No comparable transaction occurred in 2004.

Preference dividends

Preference dividends are paid in sterling at the rate of 5 pence per £1 preference share.

8 Reserves

Group	Note	Share premium account US$m	Revaluation reserve US$m	Profit and loss account US$m	Total US$m
1 January 2004		300.4	15.7	568.8	884.9
Amount transferred to reserves		–	–	402.3	402.3
Revaluation surplus realised		–	(0.4)	0.4	–
Foreign currency exchange difference on net investment	*1(d)*	25.9	1.0	(14.2)	12.7
31 December 2004		**326.3**	**16.3**	**957.3**	**1,299.9**

The cumulative amount of positive and negative goodwill written off prior to the implementation of FRS 10 (see note 1(e)), net of such goodwill which has been written back in respect of subsidiaries disposed of prior to 31 December 2004, is US$7.7 million (2003 – US$7.7 million).

Company	Share premium account US$m	Profit and loss account US$m	Total US$m
1 January 2004	300.4	83.3	383.7
Amount transferred from reserves	–	(71.1)	(71.1)
Foreign currency exchange difference on net investment	25.9	22.5	48.4
31 December 2004	**326.3**	**34.7**	**361.0**

A profit of US$84.9 million (2003 – US$93.1 million) before dividends of US$156.0 million (2003 – US$85.2 million) has been dealt with in the profit and loss account of the Parent Company.

Dividends in 2004 relate to dividends on ordinary shares of US$155.8 million and dividends on preference shares of US$0.2 million.

Dividends in 2003 relate to dividends on ordinary shares of US$69.0 million, dividends on preference shares of US$0.2 million and the demerger dividend of US$16.0 million.

The Company has not presented its own profit and loss account as permitted by section 230(1) of the Companies Act 1985.

9 Earnings Per Share

Earnings per share is calculated on profit after tax, minority interests and preference dividends giving earnings of US$558.1 million (2003 - US$180.5 million) and based on 197,171,339 ordinary shares in issue throughout both years. There was no potential dilution of ordinary shares in either 2003 or 2004.

10 Intangible Fixed Assets

Group	Concession right US$m
Cost	
1 January 2004	90.6
Foreign currency exchange difference	5.9
31 December 2004	**96.5**
Amortisation	
1 January 2004	-
Charge for the year	(3.3)
31 December 2004	**(3.3)**
Net Book Value	
31 December 2004	**93.2**
31 December 2003	90.6

The intangible asset relates to the 30 year concession to operate the water rights and facilities in the Antofagasta Region of Chile acquired on 29 December 2003. The acquisition is set out in Note 24.

11 Tangible Fixed Assets

Group	Land and mining property US$m	Buildings and infra-structure US$m	Rail track and lineside equipment US$m	Loco-motives and rolling stock US$m	Machinery, equipment and others US$m	Assets under con-struction US$m	Total US$m
Cost or valuation							
1 January 2004	442.1	1,048.0	29.9	61.5	827.9	57.7	2,467.1
Acquisition	-	-	-	-	0.2	-	0.2
Additions	0.7	2.3	2.6	5.1	1.7	68.8	81.2
Reclassifications	11.0	11.8	4.8	2.2	8.7	(36.0)	2.5
Other amounts written off	-	(11.8)	-	(1.0)	(3.6)	(15.7)	(32.1)
Foreign currency exchange difference	0.5	4.3	1.0	0.6	1.4	(0.1)	7.7
31 December 2004	**454.3**	**1,054.6**	**38.3**	**68.4**	**836.3**	**74.7**	**2,526.6**
Depreciation							
1 January 2004	(75.0)	(196.9)	(4.0)	(26.3)	(301.7)	-	(603.9)
Charge for the year	(17.2)	(37.4)	(1.2)	(6.5)	(68.9)	-	(131.2)
Reclassifications	5.9	(7.4)	(0.5)	(1.1)	0.9	-	(2.2)
Other amounts written off	-	9.9	-	0.5	2.6	-	13.0
Foreign currency exchange difference	-	-	0.1	1.4	0.5	-	2.0
31 December 2004	**(86.3)**	**(231.8)**	**(5.6)**	**(32.0)**	**(366.6)**	**-**	**(722.3)**
Net book value							
31 December 2004	**368.0**	**822.8**	**32.7**	**36.4**	**469.7**	**74.7**	**1,804.3**
31 December 2003	367.1	851.1	25.9	35.2	526.2	57.7	1,863.2

The railway track (excluding lineside equipment) and the freehold land in Antofagasta were both revalued in December 1985. On the implementation of FRS 15 'Tangible Fixed Assets' in 1999, the Group elected to retain the book amounts of this previous revaluation without adopting a policy of regular revaluation going forward. The net book value of the revalued track at the year-end was US$11.5 million (2003 - US$11.3 million).

The freehold land in Antofagasta was also valued in 1985 at its market value in Chilean pesos, at the equivalent of US$5.1 million (2003 - US$4.8 million) based on year-end exchange rates. This also represents the net book value of the revalued land at the end of each respective year.

11 Tangible Fixed Assets (continued)

The historical cost and related depreciation of total land and mining property and railway track are as follows:

		2004 US$m	2003 US$m
Land and mining property	– cost	**449.6**	437.7
	– accumulated depreciation	**(86.3)**	(75.0)
	– net book value	**363.3**	362.7
Railway track	– cost	**25.3**	17.7
	– accumulated depreciation	**(4.1)**	(3.1)
	– net book value	**21.2**	14.6

The net book value of assets held under finance leases at 31 December 2004 was US$16.5 million; (2003 – US$17.6 million) and depreciation charged in the year was US$1.3 million (2003 – US$1.5 million).

The net book value of assets under concession at 31 December 2004 was US$63.7 million (2003 – US$63.9 million).

12 Investment in Subsidiaries

	Company 2004 US$m	Company 2003 US$m
Shares in subsidiaries at cost	**57.6**	57.6
Amounts owed by subsidiaries	**744.7**	605.3
	802.3	662.9

	Shares US$m	Loans US$m	Total US$m
1 January 2004	57.6	605.3	662.9
Loans made	–	88.4	88.4
Foreign currency exchange difference	–	51.0	51.0
31 December 2004	**57.6**	**744.7**	**802.3**

At 31 December 2004, amounts owed by subsidiary undertakings due within one year were US$6.5 million (2003 – nil).

12 Investment in Subsidiaries (continued)

Principal subsidiary undertakings (included in consolidation):

	Country of incorporation	Country of operations	Nature of business	Effective share-holdings	Voting rights
Direct subsidiaries of Parent Company					
Antofagasta Railway Company plc	Great Britain	Chile	Railway	100%	100%
Minera Anaconda Perú S.A.	Peru	Peru	Mining	100%	100%
Chilean Northern Mines Limited	Great Britain	Chile	Investment	100%	100%
Indirect subsidiaries					
Antofagasta Minerals S.A.	Chile	Chile	Mining	100%	100%
Minera Michilla S.A.	Chile	Chile	Mining	74.2%	74.2%
Minera El Tesoro	Chile	Chile	Mining	61%	61%
Minera Los Pelambres	Chile	Chile	Mining	60%	60%
Aguas de Antofagasta S.A.	Chile	Chile	Water distribution	100%	100%
Servicios de Transportes Integrados Limitada	Chile	Chile	Road transport	100%	100%
Empresa Ferroviaria Andina S.A.	Bolivia	Bolivia	Railway	50%	50%
Forestal S.A.	Chile	Chile	Forestry	100%	100%

The Group exercises management control over and has the right to appoint the majority of the board of Empresa Ferroviaria Andina S.A. Accordingly, this investment is treated as a subsidiary and is consolidated in these Group financial statements.

13 Investment in Associate and Joint Ventures

Associate

	Group US$m
Share of net assets	
1 January 2004	-
Acquisition	2.9
31 December 2004	**2.9**

On 16 December 2004, the Group acquired a 30% interest in Antofagasta Terminal Internacional S.A. ('ATI'), a company incorporated in Chile which operates the sole concession to manage installations in the port of Antofagasta.

The investment, acquired at a cost of US$2.9 million, has been accounted for as an interest in associate and did not have any material effect on the Group's earnings or operating cash flows in the year.

Joint Venture Agreement

The Group has a joint venture agreement, entered into during 2002, with Companhia Vale do Rio Doce ('CVRD') of Brazil, with the objective of developing mineral exploration activities in a defined area of interest in Southern Peru. Under the

13 Investment in Associate and Joint Ventures (continued)

Joint Venture Agreement (continued)

joint venture agreement, the Group transferred its mining rights in the area of interest into Cordillera de Las Minas S.A. CVRD committed to invest US$6.7 million over a three-year period in mineral exploration in the area of interest, and in exchange the Group granted CVRD an option to increase its interest to 50% by completing the agreed investment. The joint venture agreement also provides for equal participation by the Group and CVRD in its management and operation.

As explained in Note 1(k), the Group's policy is to expense and not capitalise exploration as incurred, and therefore the contribution of mining properties under the joint venture agreement by the Group, the contribution of funds by CVRD and subsequent exploration expenditure under the joint venture agreement has no effect on the Group's profit and loss, cash flows or balance sheet.

14 Other Investments

The carrying value of other investments may be analysed as follows:

	Group US$m
1 January 2004	0.4
Disposals	(0.1)
31 December 2004	**0.3**

Market values of listed investments

The above include investments which are listed on recognised overseas stock exchanges as follows:

Group	2004 US$m	2003 US$m
Cost	**0.1**	0.1
Market value	**0.1**	0.1

15 Stocks

	Group 2004 US$m	Group 2003 US$m
Raw materials and consumables	**30.1**	30.3
Work in progress	**34.1**	22.6
Finished goods	**5.7**	7.6
	69.9	60.5

16 Debtors

	Group 2004 US$m	Group 2003 US$m	Company 2004 US$m	Company 2003 US$m
Amounts falling due after more than one year				
Trade debtors	**0.4**	0.8	**–**	–
Other debtors	**24.1**	28.2	**–**	–
	24.5	29.0	**–**	–
Amounts falling due within one year				
Trade debtors	**240.7**	124.7	**–**	–
Other debtors	**33.1**	33.9	**–**	0.2
Overseas corporation tax recoverable	**1.0**	8.1	**–**	–
	274.8	166.7	**–**	0.2
Total debtors (long-term and short-term)	**299.3**	195.7	**–**	0.2

Other debtors at 31 December 2004 include IVA (Chilean VAT) of US$27.1 million (2003 – US$31.4 million) relating to the acquisition of the water concession in 2003 (see Note 24). Of this amount, US$8.8 million (2003 – US$7.1 million) is expected to be recovered within one year and US$18.3 million is expected to be recovered after more than one year (2003 – US$24.3 million).

17 Trade and Other Creditors

Amounts falling due within one year

	Group 2004 US$m	Group 2003 US$m
Trade creditors	**39.8**	30.6
Other creditors and accruals	**95.5**	63.8
Overseas corporation tax payable	**162.2**	0.5
	297.5	94.9

Other creditors of the Company amounted to US$0.5 million (2003 – US$0.5 million) and related to sundry accruals.

18 Loans

		Currency	Floating rate US$m	Fixed rate US$m	Interest free US$m	**Total 2004 US$m**	Total 2003 US$m
a)	Los Pelambres						
	Corporate loans	US$	307.9	150.0	–	**457.9**	–
	Project loans	US$	–	–	–	**–**	594.9
	Short-term working capital loan	US$	–	–	–	**–**	14.0
	Other loans	US$	19.1	–	–	**19.1**	23.9
b)	El Tesoro						
	Corporate loans	US$	84.2	15.5	–	**99.7**	–
	Project loans	US$	–	–	–	**–**	153.8
	Subordinated debt	US$	–	–	–	**–**	18.7
	Finance leases	US$	12.2	–	–	**12.2**	14.2
c)	Michilla						
	Finance leases	US$	–	2.1	–	**2.1**	2.2
d)	Railway and other transport services						
	Loans	US$	5.1	0.1	0.1	**5.3**	6.0
	Loans	Euro	–	2.6	–	**2.6**	3.0
e)	Corporate	US$	–	–	–	**–**	26.8
			428.5	170.3	0.1	**598.9**	857.5

The total loans in 2003 of US$857.5 million comprised floating rate loans of US$660.6 million, fixed rate loans of US$196.3 million and interest free loans of US$0.6 million.

The project loans at Los Pelambres and El Tesoro were both refinanced in December 2004 and replaced by the corporate loans described in notes (a) and (b) below.

a) Corporate loans at Los Pelambres are unsecured. The balance of US$457.9 million at 31 December 2004 represents outstanding loans of US$460.0 million less deferred financing costs of US$2.1 million. These borrowings are repayable in semi-annual instalments with 6 years remaining at 31 December 2004 and carry interest at approximately LIBOR six-month rate plus 0.24%. At 31 December 2004, Los Pelambres had outstanding zero cost collars amounting to US$150 million, which has the effect of converting part of the corporate loans to fixed rate. The zero cost collars have a weighted average floor of 5.03% and a weighted average cap of 5.99%, and a weighted average remaining duration of 1.1 years.

Other loans represent a bank loan taken during 2002 to refinance the earlier purchase of a power line at Los Pelambres. The loan is unsecured and the balance at 31 December 2004 is repayable in semi-annual instalments over 4 remaining years and carries interest at LIBOR six-month rate plus 0.875%.

18 Loans (continued)

b) Corporate loans at El Tesoro are unsecured. The balance of US$99.7 million at 31 December 2004 represents outstanding loans of US$100 million less deferred finance costs of US$0.3 million. The balance at 31 December 2004 is repayable in semi-annual instalments over 5 remaining years. At 31 December 2004, El Tesoro had outstanding zero cost collars amounting to US$15.5 million, which has the effect of converting part of this balance to fixed rate. The zero cost collars have a floor of 4.83% and a cap of 6.00%, and a weighed average remaining duration of 2 years.

The finance leases of US$12.2 million relate to a lease for the purchase of a power line. This lease carries interest at three-month LIBOR plus 1.25% and is repayable in monthly instalments over 6 remaining years.

c) Finance leases of US$2.1 million carry an average fixed rate of 5.4%. The leases are principally repayable over a weighted average 2.7 remaining years.

d) US dollar loans include advances from customers of US$5.2 million for capital expenditure. An interest rate of LIBOR plus 1.5% is payable on US$5.1 million of the loans and the remaining advances are free of interest. In addition there are other loans totalling US$0.1 million on which a fixed interest rate of 17.2% is payable.

Euro-denominated loans of US$2.6 million have a fixed interest rate of 2% and are repayable over 4 years.

Maturity of borrowings		Group 2004 US$m	Group 2003 US$m
Repayable			
In less than one year	– loans	**102.1**	163.8
	– finance leases	**2.6**	2.9
Loans due within one year		**104.7**	166.7
Between one and two years	– loans	**101.7**	125.4
	– finance leases	**2.7**	2.5
Between two and five years	– loans	**304.6**	339.2
	– finance leases	**6.5**	6.5
Over five years	– loans	**76.2**	212.7
	– finance leases	**2.5**	4.5
Loans due after more than one year		**494.2**	690.8
Total loans		**598.9**	857.5

18 Loans (continued)

Borrowing facilities

The undrawn committed facilities available at 31 December 2004 in respect of which all conditions precedent had been met at that date, were as follows:

	2004 US$m	2003 US$m
a) Expiring in one year or less	**249.2**	143.9
b) Expiring in more than one but not more than two years	**-**	20.9
c) Expiring in more than two years	**-**	6.0
	249.2	170.8

The available borrowing facilities comprise general working capital facilities at the Group's operating subsidiaries all of which were undrawn at 31 December 2004. Of these facilities, US$223.0 million (2003 - US$148.2 million) is denominated in US dollars, US$15.5 million (2003 - US$20.8 million) in Unidades de Fomentos (i.e. inflation-linked Chilean pesos) and US$10.6 million (2003 - US$1.8 million) in Chilean pesos.

19 Financial Instruments and Risk Management

The Group purchases or issues financial instruments in order to finance its operations and to manage the interest rate, foreign currency and liquidity risks that arise from operations and from its sources of finance. In addition, various financial balances, such as trade debtors and creditors arise directly from the Group's operations. An explanation of the Group's treasury and risk management policies is provided in the Financial Review on page 31.

The disclosures (except for the disclosures in (f) relating to foreign currency exposures) below exclude short-term debtors and creditors other than short-term borrowings.

The Board believes that the year-end figures shown in the following disclosures reflect the objectives, policies and strategies on the use of financial instruments.

a) Financial assets

	2004 US$m	2003 US$m
US dollar	**816.9**	176.6
Chilean peso	**84.3**	44.2
Sterling	**0.4**	0.5
Bolivianos	**4.6**	3.8
	906.2	225.1

19 Financial Instruments and Risk Management (continued)

a) Financial assets (continued)

The financial assets of the Group comprise:

	2004 US$m	2003 US$m
Other investments	**0.3**	0.4
Current asset investments	**877.0**	188.1
Cash at bank and in hand	**4.4**	7.6
Debtors due after one year	**24.5**	29.0
	906.2	225.1

Current asset investments are typically fixed interest deposits at commercial rates, with maturities of three months or less. Cash at bank and in hand relate mainly to deposits repayable on demand. Other categories of financial assets do not usually earn interest income and do not have specific maturity dates. There were no fixed rate financial assets at the end of 2003 or 2004.

b) Financial liabilities

Financial liabilities at 31 December 2004 relate to the Group's borrowings (set out in Note 18), severance indemnities (set out in Note 20) and preference shares (set out in Note 21).

The weighted average interest rate of fixed-rate financial liabilities and the weighted average maturity period of the fixed rate and interest-free liabilities respectively, after taking account of interest rate swaps are as follows:

	Weighted average fixed interest rate %	Weighted average period for which rate is fixed Years	Weighted average period to maturity of the interest free liabilities Years
US dollar	5.44	2	2

19 **Financial Instruments and Risk Management** (continued)

c) Commodity price hedging

At 31 December 2003, the Group had hedged 3,000 tonnes of copper production using futures with a weighted average price of 80.1 cents per pound and an average outstanding duration of one month. The Group had hedged 7,500 tonnes of production using min/max options with a weighted average floor and ceiling of 80.0 cents and 85.1 cents respectively and an average outstanding duration of two months. The unrealised mark-to-market loss at that date was US$2.1 million.

During 2004, the losses recognised in respect of these hedges amounted to US$9.3 million, due to the improvement in copper prices since the year end.

At 31 December 2004, the Group had hedged 6,000 tonnes of copper production using put options with a weighted average minimum price of 121.8 cents per pound, covering a six month period to 30 June 2005 with a weighted average duration of 3 months. The unrealised gain/loss on these instruments at 31 December 2004 was nil. Further put options and min/max instruments were entered into after the year end.

d) Interest rate swap and zero cost collar agreements

The majority of the Group's borrowings are subject to variable interest rates as explained in Note 18 and details of fixed and floating rate loans and applicable interest rates are given in Notes 18(a) to (d).

At 1 January 2004, the Group had zero cost collars for US$166.0 million, and the unrealised mark-to-market loss at that date was US$9.4 million.

During the year, interest costs included US$5.9 million (2003 - US$6.6 million) relating to the losses recognised in the year relating to the zero cost collars.

At 31 December 2004, the Group had zero cost collars outstanding for US$165.5 million, and the unrealised mark-to-market loss was US$2.2 million, of which US$2.0 million is expected to be realised in 2004. Details of the duration and rates of these collars are given in Notes 18(a) and (b).

e) Forward exchange contracts

The Group periodically enters into forward foreign exchange contracts to reduce the foreign currency exposure of the Group's operations. The terms of currency forward exchange contracts are typically less than one year.

At 1 January 2004, the Group had forward exchange contracts to buy US dollars and sell Chilean pesos with a net value of US$100 million and a weighted average outstanding duration of less than one month. The unrealised mark-to-market loss at 31 December 2003 was less than US$0.4 million.

19 Financial Instruments and Risk Management (continued)

e) Forward exchange contracts (continued)

The net gains realised on this transaction together with other contracts entered into and maturing during 2004 was US$7.5 million (2003 - US$0.1 million).

At 31 December 2004, the Group had forward exchange contracts to buy US dollars and sell Chilean pesos with a net value of US$4 million and a weighted average outstanding duration of 1.5 months. The unrealised mark-to-market loss at 31 December 2004 was US$0.1 million and this has been realised in 2005.

f) Foreign currency exposures

The table below shows the Group's currency exposures at 31 December 2004. These exposures comprise monetary assets and liabilities of the Group that are not denominated in the functional currency of the operating company involved and give rise to the net currency gains and losses recognised in the profit and loss account. These exposures exclude intercompany balances which are eliminated on consolidation.

Net foreign currency monetary assets/(liabilities)

	2004				2003			
	US Dollar US$m	Chilean Peso US$m	Other US$m	Total US$m	US Dollar US$m	Chilean Peso US$m	Other US$m	Total US$m
Functional currency of Group Operation:								
US dollar	-	(135.0)	1.4	(133.6)	-	(7.4)	-	(7.4)
Chilean peso	-	-	-	-	(2.6)	-	-	(2.6)

19 Financial Instruments and Risk Management (continued)

g) Fair value of financial instruments

The fair values of financial instruments are the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The book values are included in the Group balance sheet under the indicated headings. The fair value of the Group's financial instruments is as follows:

	Book value 2004 US$m	Fair value 2004 US$m	Book value 2003 US$m	Fair value 2003 US$m
Financial assets				
Other investments	**0.3**	**0.3**	0.4	0.4
Current asset investments and cash at bank and in hand	**881.4**	**881.4**	195.7	195.7
Debtors due after one year	**24.5**	**24.5**	29.0	29.0
	906.2	**906.2**	225.1	225.1
Financial liabilities				
Short-term loans	**(104.7)**	**(106.7)**	(166.7)	(172.6)
Long-term loans	**(494.2)**	**(494.4)**	(690.8)	(695.3)
Preference shares	**(3.9)**	**(2.9)**	(3.5)	(2.3)
Severance indemnities provision	**(18.4)**	**(18.4)**	(15.7)	(15.7)
	(621.2)	**(622.4)**	(876.7)	(885.9)

Market values, where available, have been used to determine fair values. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest rates.

h) Hedges

The Group uses derivative financial instruments to reduce exposure to foreign exchange, interest rate and commodity price movements and these are accounted for in accordance with the accounting policy set out in Note 1.

The Board does not expect to alter the Group's policies on the use of financial instruments during the course of the forthcoming year.

20 Provisions for Liabilities and Charges

	Termination of water concession US$m	Decommissionings and site rehabilitation US$m	Severance indemnities US$m	Deferred tax US$m	Total US$m
At 1 January 2004	(0.1)	(8.9)	(15.7)	(132.7)	(157.4)
Charge to operating profit in year	(0.1)	(1.1)	(3.2)	-	(4.4)
Release of discount to net interest in year	-	(0.6)	(0.1)	-	(0.7)
Charge to tax on profit in year	-	-	-	(54.8)	(54.8)
Utilised in year	-	0.2	0.7	-	0.9
Foreign currency exchange difference	-	-	(0.1)	(0.6)	(0.7)
At 31 December 2004	**(0.2)**	**(10.4)**	**(18.4)**	**(188.1)**	**(217.1)**

Provision is made for the fixed asset and working capital items under the ownership of Aguas de Antofagasta S.A. to be transferred to ESSAN S.A. at the end of the 30 year water concession period. The provision is based on the discounted value of the estimated value of these assets and liabilities in existence at the end of the concession.

Provision is made for decommissioning costs and site rehabilitation relating to existing mining operations to the extent that a legal or constructive obligation exists. Such costs are expected to be incurred between 2011 and 2052. Provisions payable on closure are estimated on the basis of the discounted value of amounts spent at the end of the life of the mine.

Provision is made for severance indemnities which are payable on termination of employment or the eventual closure of such operations. These are also assessed on a discounted basis taking into account the expected service lives of employees.

Deferred tax is calculated on an undiscounted basis. Further details of deferred tax are given in Note 6.

21 Called Up Share Capital

Group and Company

Authorised	**2004 US$m**	2003 US$m
2,000,000 5% cumulative preference shares of £1 each	**3.9**	3.5
214,540,000 ordinary shares of 5p each	**20.7**	19.0
	24.6	22.5

Issued and fully paid	**2004 US$m**	2003 US$m
2,000,000 5% cumulative preference shares of £1 each	**3.9**	3.5
197,171,339 ordinary shares of 5p each	**18.9**	17.5
	22.8	21.0

21 Called Up Share Capital (continued)

The ordinary and preference shares are denominated in sterling and movements in the year totalling US$1.9 million relate to exchange differences on retranslating these amounts into US dollars at year-end rates. There were no other movements in share capital during the year.

The preference shares are non-redeemable and entitled to a fixed cumulative dividend of 5% per annum. On a winding up they are entitled to repayment and any arrears of dividend in priority to ordinary shareholders, but are not entitled to participate further in any surplus. Each preference share carries 20 votes at any general meeting. The ordinary shares rank after the preference shares in entitlement to dividend and on a winding up. Each ordinary share carries one vote at any general meeting.

22 Reconciliation of Movements in Shareholders' Funds

Group	2004 US$m	2003 US$m
Profit for the financial year	**558.3**	180.7
Dividends (including demerger dividend of US$181.5 million in 2003)	**(156.0)**	(250.7)
	402.3	(70.0)
Foreign currency exchange difference on net investment	**14.5**	15.5
Increase/(decrease) in shareholders' funds	**416.8**	(54.5)
Opening shareholders' funds	**905.9**	960.4
Closing shareholders' funds	**1,322.7**	905.9

Shareholders' funds at the end of the year may be analysed as follows:

Group	2004 US$m	2003 US$m
Non-equity	**3.9**	3.5
Equity	**1,318.8**	902.4
	1,322.7	905.9

Company	2004 US$m	2003 US$m
Non-equity	**3.9**	3.5
Equity	**379.9**	401.2
	383.8	404.7

23 Notes to the Consolidated Cash Flow Statement

a) Reconciliation of operating profit to operating cash flows

	2004 US$m	2003 US$m
Operating profit	1,175.2	387.3
Depreciation and amortisation charges	134.5	136.8
Other amounts written off fixed assets	19.1	0.2
Increase in stocks	(9.5)	(1.6)
Increase in debtors	(112.8)	(23.7)
Increase in creditors and provisions	47.0	11.2
Net cash inflow from operating activities	1,253.5	510.2

b) Analysis of cashflows for headings netted in the cash flow statement

	2004 US$m	2003 US$m
Returns on investments and servicing of finance		
Dividends received from other fixed asset investments	-	0.1
Interest received	11.1	4.7
Realised gains from currency swaps	7.5	-
Interest paid	(32.5)	(31.6)
Preference dividends paid	(0.2)	(0.2)
Dividends and other distributions paid to minority interests	(120.8)	(81.7)
Net cash outflow from returns on investments and servicing of finance	(134.9)	(108.7)

	2004 US$m	2003 US$m
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(80.4)	(91.7)
Purchase of fixed asset investments	-	(1.3)
Sale of tangible fixed assets	0.2	5.4
Sale of fixed asset investments	0.1	9.4
Net cash outflow from capital expenditure and financial investment	(80.1)	(78.2)

Amounts for purchase and sale of fixed assets represent actual cash paid and received and therefore differ from the amounts included in the fixed assets note (see Note 11) which are stated on an accruals basis.

23 Notes to the Consolidated Cash Flow Statement (continued)

b) Analysis of cashflows for headings netted in the cash flow statement (continued)

	2004 US$m	2003 US$m
Acquisitions and disposals		
Purchase of subsidiary	(0.1)	-
Purchase of interest in associate	(2.9)	-
Purchase of water concession	-	(193.8)
Recovery of IVA (Chilean VAT) previously paid on purchase of water concession	5.8	-
Cash balances included in demerged assets	-	(1.4)
Net cash inflow/(outflow) from acquisitions and disposals	2.8	(195.2)

	2004 US$m	2003 US$m
Financing		
New loans drawn down	558.0	41.4
Repayment of amounts borrowed	(818.4)	(149.5)
Repayment of principal element of finance leases	(2.9)	(3.3)
Net cash outflow from financing	(263.3)	(111.4)

c) Analysis of changes in net debt

	At 1 Jan 2004 US$m	Cash flows US$m	Other changes US$m	Exchange movements US$m	At 31 Dec 2004 US$m
Cash in hand and demand deposits	7.6	(2.2)	-	(1.0)	4.4
Current asset investments (term deposits)	188.1	689.4	-	(0.5)	877.0
	195.7	687.2	-	(1.5)	881.4
Debt due within one year	(163.8)	133.8	(71.9)	(0.2)	(102.1)
Debt due after one year	(677.3)	126.6	68.4	(0.2)	(482.5)
Finance leases	(16.4)	2.9	(0.8)	-	(14.3)
	(857.5)	263.3	(4.3)	(0.4)	(598.9)
Total	(661.8)	950.5	(4.3)	(1.9)	282.5

23 Notes to the Consolidated Cash Flow Statement (continued)

d) Major non-cash transactions

i) During the year, the Group entered into new finance lease arrangements in respect of assets with a total capital value at the inception of the lease of US$0.8 million (2003 - US$1.3 million).

ii) Interest accrued on long-term balances and amortisation of deferred financing costs amounted to US$3.5 million (2003 - US$1.5 million).

iii) In 2003, the Group demerged Andsberg Limited, a wholly-owned unlisted Jersey company whose principal asset was the Group's 33.6% interest in Quiñenco. The demerger took place through a dividend in specie of shares in Andsberg Limited to ordinary shareholders of Antofagasta plc. Further details are given in Note 7. No comparable transaction took place in 2004.

e) Acquisitions

Details of acquisitions during the year are given in Note 24.

24 Acquisitions

On 16 December 2004, the Group acquired a 30% interest in Antofagasta Terminal Internacional S.A. ('ATI'), which operates the sole concession to manage installations in the port of Antofagasta. The investment, acquired at a cost of US$2.9 million, has been accounted for as an interest in an associate and had no material effect on the Group's earnings or operating cash flows in the year.

On 8 October 2004, the Group acquired a 100% interest in EMISA Antofagasta S.A., an engineering company based in Antofagasta. The investment, acquired at a cost of US$0.1 million, has been consolidated and had no material effect on the Group's earnings or operating cash flows in the year.

In 2003, the Group acquired a 30 year concession to operate the water rights and facilities in the Antofagasta Region of Chile. The cost of the concession was US$193.8 million which was satisfied in cash. The cost included IVA (Chilean VAT) of 19% which is recoverable over a number of years, of which US$5.8 million was recovered in 2004.

25 Related Party Transactions

Related party transactions which are considered material for the Group during the year were as follows:

a) Quiñenco S.A.

Quiñenco S.A. is a Chilean financial and industrial conglomerate the shares of which are traded on the Santiago and New York Stock Exchanges. The Group and Quiñenco are both under the control of Mr. A A Luksic, the former Chairman of the Group, and his family.

The following material transactions took place between the Group and the Quiñenco group of companies, all of which were on normal commercial terms:

- The Group sold copper cathodes during the year for US$1.2 million (2003 - US$0.7 million) to Madeco S.A., a subsidiary of Quiñenco. The balance due from Madeco at the end of the year was US$0.2 million (2003 - US$0.1 million).

- The Group bought copper wire from Madeco for US$0.2 million (2003 - US$0.2 million).

- The Group earned interest income of US$0.4 million (2003 - US$0.2 million) during the year on deposits with Banco de Chile S.A., a subsidiary of Quiñenco. Deposit balances at the end of the year were US$14.0 million (2003 - US$8.4 million).

- The Group did not incur any interest expense (2003 - US$0.3 million) on finance leases with Banco de Chile. There were no finance lease balances at the end of the year (2003 - US$0.4 million).

- The Group's transport division provided trucking services for beverages amounting to US$5.1 million (2003 - US$4.8 million) to CCU S.A., an associate of Quiñenco. The balance due from CCU at the end of the year was nil (2003 - US$0.4 million).

b) Compañía de Inversiones Adriático S.A.

In 2004, the Group leased office space on normal commercial terms from Compañia de Inversiones Adriático S.A., a company controlled by the former Chairman, Mr. A A Luksic, at a cost of US$0.5 million (2003 - US$0.4 million).

c) Directors

Information relating to Directors' remuneration and interests are given in the Report on Remuneration and Related Matters on pages 61 to 65.

26 Financial Commitments

Capital commitments contracted but not provided at 31 December 2004 amounted to US$5.9 million (2003 - US$9.2 million).

Annual commitments under non-cancellable operating leases are as follows:

Group	**Land and buildings 2004 US$m**	**Other 2004 US$m**	Land and buildings 2003 US$m	Other 2003 US$m
Expiry date				
Within one year	**0.4**	**20.0**	0.3	19.6
Between two and five years	**–**	**8.2**	–	5.2
After five years	**2.6**	**–**	0.2	2.6
	3.0	**28.2**	0.5	27.4

27 Ultimate Parent Company

At 31 December 2004, the ultimate parent company was Metalinvest Establishment, a company controlled by the E. Abaroa Foundation which is also controlled by Mr. A A Luksic, and his family interests. The company, which is incorporated in Liechtenstein, does not produce group accounts.

Information relating to the interests of Mr. A A Luksic and his family are given in the Report of the Directors on page 49 and the Report of Remuneration and Related Matters on page 63.

Five Year Summary

Consolidated Balance Sheet	2004 US$m	2003 US$m	2002 US$m	2001 US$m	2000 US$m
Intangible fixed assets	**93.2**	90.6	-	-	-
Tangible fixed assets	**1,804.3**	1,863.2	1,830.3	1,916.8	1,926.7
Investment in associate	**2.9**	-	-	-	-
Other investments	**0.3**	0.4	187.4	185.5	185.5
Current assets	**1,250.6**	451.9	440.6	411.7	451.8
Current liabilities	**(528.4)**	(308.9)	(247.0)	(232.0)	(243.3)
Total assets less current liabilities	**2,622.9**	2,097.2	2,211.3	2,282.0	2,320.7
Long term liabilities and provisions	**(711.3)**	(848.2)	(936.6)	(1,047.4)	(1,079.4)
	1,911.6	1,249.0	1,274.7	1,234.6	1,241.3
Share capital	**22.8**	21.0	19.0	17.2	17.7
Share premium	**326.3**	300.4	271.7	245.3	253.1
Reserves	**973.6**	584.5	669.7	666.8	677.7
Minority interests	**588.9**	343.1	314.3	305.3	292.8
	1,911.6	1,249.0	1,274.7	1,234.6	1,241.3

Consolidated Profit and Loss Account	2004 US$m	2003 US$m	2002 US$m	2001 US$m	2000 US$m
Turnover[1]	**1,908.7**	978.0	758.1	654.8	665.1
Profit before tax and exceptional items	**1,162.7**	357.2	176.8	110.0	219.2
Exceptional items	**-**	-	-	3.5	4.1
Profit before tax[2]	**1,162.7**	357.2	176.8	113.5	223.3
Tax	**(238.7)**	(64.4)	(29.9)	(21.1)	(29.0)
Minority interests	**(365.7)**	(112.1)	(50.1)	(30.3)	(56.1)
Profit after tax and minority interests	**558.3**	180.7	96.8	62.1	138.2

[1] Turnover is presented net of tolling charges for concentrate sales and prior year comparatives have been restated accordingly.
[2] Includes dividend income from Quiñenco S.A. and other fixed asset investments as follows:

Dividend income	**-**	0.1	3.2	-	31.5

Earnings per Share and Dividends	2004 cents	2003 cents	2002 cents	2001 cents	2000 cents
Earnings per ordinary share excluding exceptional items	**283.1**	91.5	49.0	30.0	68.2
Earnings per ordinary share	**283.1**	91.5	49.0	31.4	70.0
Dividend per ordinary share (excluding any special)	**39.0**	35.0	28.0	22.0	19.4
Special dividend per ordinary share[3]	**40.0**	In specie	-	10.0	18.0

[3] During 2003, Antofagasta plc obtained shareholder approval to demerge its 33.6% investment in Quiñenco S.A. As a result of the demerger, ordinary shareholders in Antofagasta received a special dividend of one share in Andsberg Limited ('Andsberg') for each share held in Antofagasta. Andsberg is an unlisted Jersey-registered company which has as its principal asset the investment in Quiñenco. The Andsberg shares were redeemable for a limited period at US$1.11 per share.

Consolidated Cash Flow Statement	2004 US$m	2003 US$m	2002 US$m	2001 US$m	2000 US$m
Net cash inflow from operating activities	**1,253.5**	510.2	350.3	265.9	326.6
Dividends received from associates	**-**	-	-	-	-
Returns from investments and servicing of finance	**(134.9)**	(108.7)	(76.7)	(79.7)	(42.6)
Tax	**(14.3)**	(12.9)	(5.5)	(0.9)	1.1
Capital expenditure and financial investment	**(80.1)**	(78.2)	(67.3)	(113.9)	(314.5)
Acquisitions and disposals	**2.8**	(195.2)	-	-	0.9
Equity dividends paid	**(76.5)**	(58.2)	(69.8)	(77.5)	(26.6)
Cash inflow/(outflow) before management of liquid resources and financing	**950.5**	57.0	131.0	(6.1)	(55.1)
Management of liquid resources - movement in time deposits	**(689.4)**	52.9	(3.1)	49.1	40.2
Net cash (outflow)/inflow from financing	**(263.3)**	(111.4)	(126.7)	(44.0)	17.8
Net cash (outflow)/inflow in the year	**(2.2)**	(1.5)	1.2	(1.0)	2.9

Consolidated Net Cash/(Debt)	2004 US$m	2003 US$m	2002 US$m	2001 US$m	2000 US$m
Cash in hand and demand deposits	**4.4**	7.6	3.4	2.2	3.0
Current asset investments	**877.0**	188.1	249.0	246.5	297.1
	881.4	195.7	252.4	248.7	300.1
Loans due within one year[4]	**(104.7)**	(166.7)	(124.0)	(104.2)	(92.2)
Loans due after more than one year[4]	**(494.2)**	(690.8)	(841.3)	(953.2)	(1,003.5)
Net cash/(debt) at the year-end	**282.5**	(661.8)	(712.9)	(808.7)	(795.6)

[4]Includes amounts due under finance leases.

Antofagasta plc

Notice is hereby given that the twenty-third Annual General Meeting (the 'meeting') of the Company will be held at Canning House, 2 Belgrave Square, London SW1 on 14 June 2005 at 10.30 a.m. for the following purposes:

Ordinary Business

To consider and, if thought fit, pass the following resolutions. Special Notice has been given for Resolutions 5 and 6 pursuant to sections 293 and 379 of the Companies Act ('the Act').

1 to receive and adopt the Report of the Directors and Auditors and the Financial Statements for the year ended 31 December 2004;

2 to approve the Directors' Report on Remuneration and Related Matters for the year ended 31 December 2004;

3 to declare a final dividend;

4 to re-elect Mr. J-P Luksic as a Director;

5 to re-elect Mr. C H Bailey, aged 71, as a Director;

6 to re-elect Mr. P J Adeane, aged 72, as a Director; and

7 to re-appoint Deloitte & Touche LLP as auditors of the Company to hold office from the conclusion of this meeting until the conclusion of the next general meeting at which the accounts are laid before the Company and to authorise the Directors to fix their remuneration.

Special Business

To consider and if thought fit, pass the following resolutions. Resolutions 8, 9, 10 and 11 will be passed as ordinary resolutions and Resolution 12 as a special resolution.

Ordinary Resolution

8 to re-elect Mr. G S Menendez as a Director;

9 to re-elect Mr. G A Luksic as a Director;

10 to re-elect Mr. J W Ambrus as a Director; and

11 to re-elect Mr. J G Claro as a Director;

Special Resolution

12 THAT the Directors be generally empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of section 94(2) of the Act) pursuant to the authority granted to the Directors by a resolution passed at the 2004 Annual General Meeting of the Company as if section 89(1) of the Act did not apply to the allotment provided that this power:

a) will expire 15 months after the date of the passing of this resolution or at the conclusion of the next annual general meeting of the Company following the passing of this resolution, whichever occurs first, provided that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after expiry of this power and the Directors may allot equity securities in pursuance of that offer or agreement as if the power conferred by this resolution had not expired; and

b) is limited to:

1) allotments of equity securities where such securities have been offered (whether by way of rights issue, open offer or otherwise) to holders of ordinary shares in the capital of the Company in proportion (as nearly as may be) to their existing holdings of ordinary shares but subject to the Directors having a right to make such exclusions or other arrangements in connection with the offering as they deem necessary or expedient:

i) to deal with equity securities representing fractional entitlements; and

ii) to deal with legal or practical problems arising in any overseas territory or by virtue of shares being represented by depositary receipts, or the requirements of any recognised regulatory body or any stock exchange or any other matter whatsoever; and

2) allotments of equity securities for cash otherwise than pursuant to paragraph 12(b)(1) up to an aggregate nominal amount equal to £492,928.

By Order of the Board



For and on behalf of
Petershill Secretaries Limited
Company Secretary
3 May 2005

Registered Office:
5 Princes Gate, London SW7 1QJ

Notes to the Notice of Meeting are set out on page 112.

Notes

1) A member entitled to attend and vote at the meeting may appoint a proxy to attend and on a poll to vote in his place. A proxy need not be a member of the Company.

2) To be valid, the form of proxy and the Power of Attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited (or submitted electronically at www.uk.computershare.com/investor/proxy) with the Registrars of the Company, Computershare Investor Services plc, The Pavilions, Bridgwater Road, Bristol BS13 8FB, no less than 48 hours before the time fixed for the meeting.

3) Copies of the Letters of Appointment for Non-Executive Directors will be available for inspection prior to and during the meeting. There are no Directors' service contracts of more than one year's duration and therefore no such contracts will be made available for inspection at or before the meeting.

4) The Company specifies, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, that only those shareholders registered in the register of members of the Company as at the close of business on 12 June 2005 shall be entitled to attend and vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries in the register after the close of business on 12 June 2005 will be disregarded in determining the right of any person to attend or vote at the meeting.

Produced by Royle Financial Print Limited, London


ANTOFAGASTA PLC

5 Princes Gate, London SW7 1QJ · www.antofagasta.co.uk







